SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of November, 2005

Benetton Group S.p.A.

Via Villa Minelli, 1 - 31050 Ponzano Veneto, Treviso - ITALY

(Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F)

Form 20-F X Form 40-F ______

(Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934).

Yes ______ No X

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Benetton Group S.p.A.

By: /s/ Luciano Benetton

______________________

Name: Luciano Benetton

Title: Chairman

Dated: November 2, 2005

Benetton Group

2005 half-year report

Benetton Group S.p.A.

Villa Minelli

Ponzano Veneto (Treviso) - Italy

Share Capital: Euro 236,026,454.30 fully paid

Tax ID/Treviso Company register: 00193320264

Index			The Benetton Group
	3		Directors and other officers
	4		Highlights

	6		Directors' report
Benetton Group financial highlights
2005 first half events and results
Capital expenditure
	7		Supplementary information
		7	- Dividends distributed
- Stock option plan
- Management of financial risks
	8		- Treasury shares
		9	- Relations with the parent company, its subsidiaries and other related parties
	9		- Directors
- Principal organizational and corporate changes
- Significant events after June 30, 2005
- Outlook for the full year
	10		Consolidated Group results
- Consolidated statement of income
- Business segments
	15		- Financial situation - highlights

	18		Consolidated financial statements
	19		Consolidated balance sheet - Assets
	20		Consolidated balance sheet - Shareholders' equity and liabilities
	21		Consolidated statement of income
	22		Shareholders' equity attributable to the Group - Statement of changes
	23		Shareholders' equity - Statement of changes in minority interests
	24		Consolidated statement of cash flow

	25		Explanatory notes
Group activities
Form and content of the consolidated financial statements
Principles of consolidation
	26		Accounting principles and valuation criteria
	33		Supplementary information
	34		Comments on the principal asset items
	40		Comments on the principal items in Shareholders' equity and liabilities
	46		Segment information
	48		Comments on the principal items in the statement of income
	55		Auditors' report

	56		Transition to IFRS
	82		Auditors' report on the IFRS reconciliation schedules

	84		Supplementary schedules

Directors and other officers

Board of Directors
Luciano Benetton (1)	Chairman

Carlo Benetton	Deputy chairman
Alessandro Benetton	Deputy chairman

Silvano Cassano (2)	Managing Director

Giuliana Benetton	Directors
Gilberto Benetton
Reginald Bartholomew
Luigi Arturo Bianchi
Giorgio Brunetti
Gianni Mion
Ulrich Weiss

Pierluigi Bortolussi	Secretary to the Board

Board of Statutory Auditors
Angelo Casò	Chairman

Filippo Duodo	Auditors
Antonio Cortellazzo

Marco Leotta	Alternate Auditors
Piermauro Carabellese

Independent Auditors
PricewaterhouseCoopers S.p.A.

Powers granted

(1) Company representation and power to carry out any action that is consistent with the Company's purposes, except for those expressly reserved by law to the Board of Directors and to the Shareholders' Meeting, with limitation on some categories of action.

(2) Power to carry out any action relating to the ordinary administration of the Company as well as certain acts of extraordinary administration subject to limits on values.

Highlights

First six months of 2005

Application of IFRS principles. The financial statements for the first half of 2005 and comparative periods have been drawn up in accordance with IFRS principles applicable at the date of preparation and on the basis of attachment 3D of Share Issuers' Regulation no. 11971 of May 14, 1999 and subsequent amendments and additions. The following are illustrated in detail in the "Transition to IFRS" section:

  accounting options adopted by the Group;

  accounting treatments chosen relative to IFRS accounting options;

  reconciliations between consolidated Shareholders' equity in accordance with the previous accounting principles and with IFRS at the following dates:

  date of transition to IFRS (January 1, 2004);

  June 30 and December 31, 2004, dates at which financial statements were prepared in conformity with previous accounting principles;

  reconciliations between statements of income for the 2004 first half and full year prepared in accordance with the previous accounting principles and those resulting from the application of IFRS for the same periods;

  comments on the main changes to the statement of cash flow following the introduction of the new accounting principles;

  IFRS consolidated balance sheets as of January 1, June 30 and December 31, 2004 and the IFRS consolidated statements of income for the first half and full year 2004.

Key financial data - highlights
	1st half		1st half				Year
Key operating data (millions of euro)	2005	%	2004	%	Change	%	2004	%
Revenues	842	100.0	860	100.0	(18)	(2.1)	1,704	100.0
Gross operating income	368	43.8	380	44.2	(12)	(3.1)	775	45.5
Contribution margin	308	36.6	320	37.2	(12)	(3.6)	654	38.4
EBITDA	140	16.6	156	18.2	(16)	(10.6)	312	18.3
Earnings before interest
and taxes (EBIT)	95	11.2	102	11.8	(7)	(7.3)	158	9.3
Net income for the period attributable to
the Parent Company and minority interests	63	7.4	68	8.0	(5)	(9.2)	108	6.4
Net income for the period
attributable to the Parent Company	63	7.4	69	8.1	(6)	(9.8)	109	6.4

Key financial data (millions of euro)	06.30.2005	12.31.2004	06.30.2004
Working capital	738	711	794
Assets due to be sold	9	8	-
Net capital employed	1,694	1,654	1,738
Net financial position	475	441	568
Total Shareholders' equity	1,219	1,213	1,170
Free cash flow	72	(12)	(30)
Operating capital expenditure	43	152	43

Share and market data	06.30.2005	12.31.2004	06.30.2004
Earnings per share (euro)	0.34	0.60	0.38
Shareholders' equity per share (euro)	6.66	6.64	6.42
Price at period end (euro)	7.62	9.74	9.40
Screen-based market: high (euro)	10.15	10.18	10.18
Screen-based market: low (euro)	7.01	8.33	8.33
Market capitalization (thousands of euro)	1,383,478	1,768,383	1,706,653
Average no. of shares outstanding	181,558,811	181,558,811	181,558,811
Number of shares outstanding	181,558,811	181,558,811	181,558,811

Number of personnel	06.30.2005	12.31.2004	06.30.2004
Total employees	7,619	7,424	7,034

Directors' report

Benetton Group financial highlights

Regarding accounting principles and consolidation principles adopted, taking account of adjustments required by the nature of the half year data, you are referred to the detailed illustrations in the section "Transition to IFRS" and in the Explanatory notes.

2005 first half events and results

The first half of 2005 was characterized by important international commercial and licensing agreements. In particular, the Benetton Group signed a joint venture agreement with the Boyner group, which relates to the management and development of commercial activities for Benetton brands in Turkey and some adjacent areas.

On the co-branding front, the Benetton Group and Mattel have formed a worldwide partnership, which will continue until December 31, 2006, for the creation of a girls' clothing line, Barbie loves Benetton. On the license front, a worldwide license for Sisley Casa products was signed between the Benetton Group and Zorlu Holding, one of the main Turkish entrepreneurial groups, and an exclusive license agreement with the French company Selective Beauty for the development and worldwide distribution of United Colors of Benetton perfumes.

Group net revenues for the first half of 2005 were 842 million euro, compared with 860 million in the corresponding period of 2004. Apparel segment revenues to third parties amounted to 768 million euro, while, in the first half of 2004, they were 789 million euro. Revenue performance was mainly influenced by the more aggressive commercial policy, which started with the 2005 fall/winter collection, and benefited from an improved product mix, as well as from initiatives undertaken for the development of the directly operated stores.

Gross operating income was 43.8% of revenues, compared with 44.2% in the same period of 2004; contribution margin was 36.6%, slightly down compared with 37.2% in the corresponding period of 2004, influenced mostly by the above-mentioned commercial policy partly offset by the high production efficiencies achieved.

The reduction in general and administrative expenses leads to an EBIT (earnings before interest and taxes) of 95 million euro, representing 11.2% of revenues compared with 11.8% in the corresponding period of 2004.

Net income was 63 million euro, representing 7.4% of revenues, compared with 69 million euro in the first half of 2004 (8%).

Shareholders' equity attributable to the Group, as of June 30, 2005, amounted to 1,209 million euro (1,206 million as of December 31, 2004).

The net financial position of 475 million euro was a distinct improvement against the 568 million euro as of June 30, 2004. The change compared with year-end was also due to the normal working capital cycle.

Capital expenditure

In the first half of 2005, Group operating capital expenditure was 43 million euro, in line with the same period of 2004. Most of the expenditure related to the commercial network, with 29 million euro for the purchase, modernization and upgrading of stores for development of the network. Capital expenditure for production amounted to 9 million euro and related mainly to Italian manufacturing companies.

Supplementary information

Dividends distributed. On May 16, 2005, the Benetton Group S.p.A. Shareholders' Meeting resolved to pay a dividend of 0.34 euro per share, totaling 62 million euro.

Stock option plan. The resolution of the extraordinary Shareholders' Meeting of September 9, 2004 authorized the Board of Directors, in accordance with article 2443 of the Civil Code, to decide, also more than once and for a maximum period of five years from the date of the Shareholders' Meeting resolution, to increase the share capital, for cash, in one or more stages, with the consequent issue of ordinary shares, with normal ownership, to be offered for subscription by employees of Benetton Group S.p.A. and subsidiary companies at prices equivalent to the nominal value of 1.30 euro each, as well as a share premium determined at the time they are assigned, based on the arithmetic average of share prices recorded in the last month in Borsa Valori di Milano (Milan stock exchange), excluding option rights in accordance with the final paragraph of article 2441 of the Civil Code, for a maximum total of 6.5 million euro, through the issue of a maximum of 5,000,000 ordinary shares with a nominal value of 1.30 euro each.

The Board of Directors on the same date resolved to increase the share capital, for cash, from 236,026,454.30 euro to 240,230,104.40 euro to service the share incentive Plan, issuing 3,233,577 options which confer the right to subscribe to the same number of Company shares, at a price of 8.984 euro. If the resolved increase is not fully subscribed within the period each time set for the purpose, the capital will be increased by an amount equivalent to subscriptions received at the expiry of this period.

These stock options represent an instrument to motivate and retain, in the medium and long term, employees and directors selected from among the top executives of the Company and its subsidiary companies, who hold offices which are considered strategically the most important.

The assignment cycle envisaged consists of a period of four years from the date of assignment during which exercise of the options is restricted (the so-called vesting period) and a further period of five years for exercise of the options; however, under certain conditions, there will be the possibility of exercising, two years after the date of assignment, up to a maximum of 50% of options assigned.

The proportion of options assigned that will become effectively exercisable, once the vesting period of four years has passed, will depend on the level of achievement, accumulated in the vesting period, of preset objectives which are used as indicators of EVA (Economic Value Added) performance with reference to the 2004/2007 four-year period.

More details are contained in the "Stock option plan Rules" available under "Codes" in the Corporate Governance section of the Company' Investor Relations website (www.benettongroup.com/investors).

  2004 plan
(in euro)	Rights existing as of 01.01.2005	New rights assigned in the period	Rights exercised in the period	Rights expired and not exercised or lost in the period	Rights cancelled in the period due to termination of employment	Rights existing as of 06.30.2005	of which exercisable as of 06.30.2005
No. of options	3,233,577	-	-	-	-	3,233,577	-
Assignment ratio	1.781	-	-	-	-	1.781	-
Subscription price	8.984	-	-	-	-	8.984	-
Market price	9.74	-	-	-	-	7.62	-

Management of financial risks. Regarding the analysis of the management of financial risks, you are referred to the "Accounting principles and valuation criteria" section.

Treasury shares. During the period, Benetton Group S.p.A. neither bought nor sold any treasury shares, or shares or stock in parent companies, either directly or indirectly or through subsidiaries, trustees or other intermediaries.

Relations with the parent company, its subsidiaries and other related parties. The Benetton Group has limited trade dealings with Edizione Holding S.p.A. (the Parent Company), with subsidiary companies of the same and with other parties which, directly or indirectly, are linked by common interests with the majority Shareholder. Trading relations with such parties are conducted on an arm's-length basis and using the utmost transparency.

These transactions relate mostly to purchases of tax credits and services.

In addition, Italian Group companies are participating in a national tax consolidation according to article 117 and subsequent of the Tax Consolidation Act DPR 917/86 based on a proposal by the consolidating parent company Edizione Holding S.p.A. which exercised the option for this ruling on December 30, 2004. The duration of the option is three years starting from the 2004 fiscal year. The relationships arising from participation in the consolidation are governed by specific Rules approved and signed by all participating companies.

The relevant amounts appear below:
(thousands of euro)	06.30.2005	06.30.2004
Accounts receivable	39,672	392
- including for participation in the Edizione Holding S.p.A. tax consolidation	39,317	-
Accounts payable	26,783	26,532
- including for participation in the Edizione Holding S.p.A. tax consolidation	25,265	-
Purchases of raw materials	1,423	2,464
Purchases of fixed assets	1,500	-
Other costs and services	8,081	7,426
Sales of products	-	17
Revenue from services and other income	442	341

The Group has also undertaken some transactions with companies directly or indirectly controlled by, or in any case, under the influence of, managers serving within the Group. The Parent Company's management believes that such transactions were completed at going market rates. The total value of such transactions was not, in any case, significant in relation to the total value of the Group's production. No director, manager, or shareholder is a debtor of the Group.

Directors. Parent Company directors as of June 30, 2005 were as follows:

Name and surname	Date of birth	Appointed	Office
Luciano Benetton	05.13.1935	1978	Chairman
Carlo Benetton	12.26.1943	1978	Deputy chairman
Alessandro Benetton	03.02.1964	1998	Deputy chairman
Silvano Cassano	12.18.1956	2003	Managing Director
Giuliana Benetton	07.08.1937	1978	Director
Gilberto Benetton	06.19.1941	1978	Director
Gianni Mion	09.06.1943	1990	Director
Ulrich Weiss	06.03.1936	1997	Director
Reginald Bartholomew	02.17.1936	1999	Director
Luigi Arturo Bianchi	06.03.1958	2000	Director
Giorgio Brunetti	01.14.1937	2005	Director

Luciano Benetton, Gilberto Benetton, Carlo Benetton and Giuliana Benetton are siblings; Alessandro Benetton is the son of Luciano Benetton.

Principal organizational and corporate changes. With effect from January 1, 2005, with the continuing objective of simplifying the Group company structure, Benetton Holding International N.V. S.A. subscribed to an increase in the capital of Benetton International S.A. through a transfer in kind of assets and liabilities, including equity investments.

During April, through the subsidiary company Benetton Manufacturing Holding N.V., Benetton Istria D.O.O. was formed, located in Rijeka, Croatia. This company will operate as a decentralized production unit.

The setting up of a joint venture, Shanghai Benetton Trading Company Limited, located in Shanghai, in which Benetton holds 85% of the share capital, was also completed; the company operates in retail activities.

Benetton International S.A. purchased 50% of a Turkish company called Benetton Giyim Sanayi A.S. from third parties. This joint venture company will perform manufacturing and distribution activities previously performed under license by the Turkish partner.

At the end of June, with the objective of greater simplification of the corporate structure and also because previous operational requirements no longer exist, Benetton Finance S.A. was merged with Benetton International S.A.

Significant events after June 30, 2005. There have been no significant events after the end of the half year, with the exception of the repayment of the 300 million euro bond loan on July 26, 2005.

Outlook for the full year. The Group has established an important policy of incentives for the network of partners, in line with the business model, with the objective of placing them in a condition to increase their investment capacity, open new stores and renew existing ones, as well as increase their competitive capacity in terms of price to the final customer.

On the commercial front, emphasis has been placed on development of some emerging markets, such as China and India, also through agreements with local large-scale retailers, for the opening of "store in store" within large shops in the main cities. New initiatives also include the set up of a new joint venture to manage and develop commercial activities in the Turkish market, which is operational with the end of the first half of 2005.

At the same time, the Group is maintaining its strategic focus on policies of production and organizational efficiency and optimization, relative to the process of production delocalization, completion of production cycles in overseas sites and cost reduction actions.

In this environment, consolidated revenues for 2005 are expected to be between 1,620 and 1,650 million euro, with EBIT between 9.5% and 10% of revenues. Net income is forecast in the region of 6% of revenues. The net financial position should improve further, to around 400 million euro, as a result of positive free cash flow and net annual operating capital expenditure of 130 to 150 million euro, mostly aimed at the development of the commercial network.

Consolidated Group results

Consolidated statement of income. Highlights of the Group's statement of income for the first half of 2005 and 2004 are presented below; they are based on the statement of income reclassified using the function of expenses (percentage changes are calculated based on the precise values).

	1st half		1st half				Year
(millions of euro)	2005	%	2004	%	Change	%	2004	%
Revenues	842	100.0	860	100.0	(18)	(2.1)	1.704	100.0
Materials and subcontracted work	401	47.5	401	46.6	-	(0.1)	779	45.7
Payroll and related costs	42	5.0	47	5.4	(5)	(9.9)	87	5.1
Industrial depreciation and amortization	10	1.2	11	1.3	(1)	(7.6)	21	1.2
Other manufacturing costs	21	2.5	21	2.5	-	(2.4)	42	2.5
Gross operating income	368	43.8	380	44.2	(12)	(3.1)	775	45.5
Distribution and transport	26	3.1	22	2.5	4	17.4	48	2.8
Sales commissions	34	4.1	38	4.5	(4)	(11.5)	73	4.3
Contribution margin	308	36.6	320	37.2	(12)	(3.6)	654	38.4
Payroll and related costs	66	7.8	61	7.1	5	8.1	126	7.4
Advertising and promotion	27	3.2	28	3.3	(1)	(3.7)	54	3.1
Depreciation and amortization	33	3.9	36	4.2	(3)	(8.8)	74	4.4
Other income and costs	87	10.5	93	10.8	(6)	(5.1)	242	14.2
Earnings before interest
and taxes (EBIT)	95	11.2	102	11.8	(7)	(7.3)	158	9.3
Income of associated companies	-	-	-	-	-	n.s.	-	-
Financial income/(expenses)	(10)	(1.2)	(11)	(1.2)	1	(5.9)	(22)	(1.3)
Foreign currency hedging gains/(losses)
and exchange differences	(1)	(0.1)	2	0.3	(3)	n.s.	-	-
Income before taxes	84	9.9	93	10.9	(9)	(10.4)	136	8.0
Income taxes	21	2.5	25	2.9	(4)	(13.9)	28	1.6
Net income/(loss) for the period	63	7.4	68	8.0	(5)	(9.2)	108	6.4
attributable to:
- Shareholders of the Parent Company	63	7.4	69	8.1	(6)	(9.8)	109	6.4
- minority Shareholders	-	-	(1)	(0.1)	1	(77.5)	(1)	-

First half revenues amounted to 842 million euro, compared with 860 million in the first half of 2004, down by 2.1%. Apparel revenues to third parties were 768 million euro, down by 2.6% compared with 789 million in the first half of 2004. Revenue performance was mainly influenced by the more aggressive commercial policy, which started with the 2005 fall/winter collection, and benefited from improved product mix, as well as from initiatives undertaken for development of the directly operated stores network. Sales by directly operated stores grew as a result of purchases of stores, which occurred especially in the second half of 2004, and of the satisfying growth of business in Korea.

The textile segment, which suffered from a difficult market situation, achieved revenues from third parties of 57 million euro, compared with 59 million euro in the corresponding period of 2004, down by 3.4%.

Revenues in the other and non-allocated segment, which includes only the revenues relating to sports equipment, were 17 million euro, compared with 12 million in the first half of 2004.

Consolidated cost of sales, declining in absolute value by 6 million euro, was 56.2% of revenues compared with 55.8% in the first half of 2004.

Gross operating income was 368 million euro and 43.8% of revenues, compared with 44.2% in the first half of 2004, influenced in particular by the above-mentioned incisive commercial policies, offset in part by production efficiencies. The reduction in absolute amount was 12 million euro, of which around 10 million was attributable to the apparel segment.

Variable selling costs of 7.2% of revenues were substantially in line with the comparative period; the reduction in sales commissions, which benefited from the acquisition by the Group of agencies in Italy and Germany, operated by third parties in the first half of 2004, was offset by the increase in distribution expenses, associated with the sales increase in Korea; in absolute amount, this increase did not affect the contribution margin which was 308 million, compared with 320 million in the corresponding period of 2004, with the percentage on revenues moving from 37.2% to 36.6%.

General and operating expenses amounted to 213 million euro compared with 218 million in the same period of 2004. Payroll and related costs increased by 8.1%, from 7.1% to 7.8% of revenues, exclusively due to the increase of the directly operated stores.

Advertising and promotion costs were down by 1 million euro, with the percentage on revenues substantially in line with the previous period.

Depreciation and amortization of 33 million euro for the half year were down from 36 million in the comparative period.

Other income and costs of 87 million euro were lower compared with 93 million euro in the same comparative period, with a reduction of 5.1% and the percentage on revenues going from 10.8% to 10.5%; this item includes other costs, provisions, net operating expenses and other income and expenses.

Other costs of 39 million euro were substantially in line with the first half of 2004, moving from 4.5% to 4.6% of revenues. Provisions amounted to 13 million euro, in line with the first half of 2004, included 11 million euro for doubtful accounts, bringing the relative reserve to 12.5% of trade receivables (11.1% as of June 30, 2004). Net operating expenses and other income and expenses amounted to 35 million euro compared with 41 million for the first half of 2004, representing 4.2% of revenues compared with 4.7% in the corresponding comparative period. This reduction must be attributed to non-recurring expenses of 13 million euro, booked in the first half of 2004, relating mainly to reorganization costs and adjustment to current value of some commercial assets; at the same time, rental costs relating to the commercial network, mainly retail, increased by around 8 million euro.

Earnings before interest and taxes was 95 million euro compared with 102 million in the first half of 2004, moving from 11.8% to 11.2% of revenues.

The percentage of net financial expenses to revenues of 1.2% was substantially in line, following a small reduction in the average financial position.

The tax charge amounted to 21 million compared with 25 million euro for the period to June 2004, with the tax rate moving from 26.4% to 25.4%.

Net income for the period was 63 million euro, compared with 69 million euro in the first half of 2004, representing 7.4% of revenues compared with 8.1% in the corresponding period of 2004.

Business segments. The Group's activities are divided into three segments in order to provide the basis for effective administration and decision-making, and to supply representative and significant information about company performance to financial investors.

The business segments are as follows:

  apparel, represented by casual clothing, carrying the United Colors of Benetton, Undercolors and Sisley brands, and sportswear, with the Playlife and Killer Loop brands. Information relative to the real estate companies is also included in this segment;

  textile, consisting of production and sales activities for raw materials (fabrics, yarns and labels), semi-finished products and industrial services;

  other and non-allocated, mainly includes activities relating to sports equipment produced for third parties by a Group manufacturing company.

For comparative purposes, segment results for the first half of 2005 and 2004 and full year 2004 are shown below.

  Results by segment first half 2005
			Other and
(millions of euro)	Apparel	Textile	non-allocated	Eliminations	Consolidated
Revenues from third parties	768	57	17	-	842
Inter-segment revenues	1	93	-	(94)	-
Total revenues	769	150	17	(94)	842
Cost of sales	417	134	16	(93)	474
Gross operating income	352	16	1	(1)	368
Selling costs	55	5	-	-	60
Contribution margin	297	11	1	(1)	308
General and operating expenses	205	8	1	(1)	213
Earnings before interest and taxes (EBIT)	92	3	-	-	95

Depreciation and amortization	34	9	-	-	43
Non-monetary costs (write-downs
and stock options)	2	-	-	-	2
EBITDA	128	12	-	-	140

  Results by segment first half 2004
			Other and
(millions of euro)	Apparel	Textile	non-allocated	Eliminations	Consolidated
Revenues from third parties	789	59	12	-	860
Inter-segment revenues	1	105	-	(106)	-
Total revenues	790	164	12	(106)	860
Cost of sales	428	145	11	(104)	480
Gross operating income	362	19	1	(2)	380
Selling costs	55	6	-	(1)	60
Contribution margin	307	13	1	(1)	320
General and operating expenses	209	9	1	(1)	218
Earnings before interest and taxes (EBIT)	98	4	-	-	102

Depreciation and amortization	36	11	-	-	47
Non-monetary costs (write-downs)	7	-	-	-	7
EBITDA	141	15	-	-	156

  Results by segment 2004 full year

			Other and
(millions of euro)	Apparel	Textile	non-allocated	Eliminations	Consolidated
Revenues from third parties	1,568	106	30	-	1,704
Inter-segment revenues	-	194	-	(194)	-
Total revenues	1,568	300	30	(194)	1,704
Cost of sales	827	264	28	(190)	929
Gross operating income	741	36	2	(4)	775
Selling costs	113	10	-	(2)	121
Contribution margin	628	26	2	(2)	654
General and operating expenses	478	18	2	(2)	496
Earnings before interest and taxes (EBIT)	150	8	-	-	158

Depreciation and amortization	76	18	1	-	95
Non-monetary cost (write-downs)	59	-	-	-	59
EBITDA	285	26	1	-	312

  Results of the Apparel segment
	1st half		1st half				Year
(millions of euro)	2005	%	2004	%	Change	%	2004	%
Revenues from third parties	768		789		(21)	(2.6)	1,568
Inter-segment revenues	1		1		-	n.s.	-
Total revenues	769	100.0	790	100.0	(21)	(2.6)	1,568	100.0
Cost of sales	417	54.2	428	54.1	(11)	(2.5)	827	52.8
Gross operating income	352	45.8	362	45.9	(10)	(2.7)	741	47.2
Selling costs	55	7.2	55	7.1	-	(0.1)	113	7.1
Contribution margin	297	38.6	307	38.8	(10)	(3.2)	628	40.1
General and operating expenses	205	26.6	209	26.4	(4)	(1.6)	478	30.6
Earnings before interest and taxes (EBIT)	92	12.0	98	12.4	(6)	(6.6)	150	9.5

Total segment revenues from third parties were 768 million euro, reducing by 2.6% compared with 789 million in the first half of 2004. Revenue performance was mainly influenced by the more aggressive commercial policy, which started with the 2005 fall/winter collection, and benefited from improved product mix, as well as from initiatives undertaken for development of the directly operated stores.

Cost of sales of 417 million reduced by 11 million euro in absolute terms (-2.5%), compared with the comparative half year, moving from 54.1% to 54.2% of revenues. The effect of product enrichment was offset by the higher production efficiencies achieved. Gross operating income was 352 million euro, 45.8% of revenues, compared with 45.9% in the same period of 2004. Selling costs amounted to 55 million euro, in line with the same period of 2004: sales commissions declined due to the acquisition by the Group of agencies in Italy and Germany, operated by third parties in the first half of 2004, while distribution costs increased by around 4 million euro associated with the increase in sales in Korea; this increase had no impact in absolute terms on the contribution margin.

General and operating expenses went down in absolute terms, amounting to 205 million euro in the first half of 2005, compared with 209 million euro in the comparative period, representing a small increase in the percentage on revenues from 26.4% to 26.6%. This item includes payroll and related costs which increased from 57 million to 62 million euro, in particular for the increase of the directly operated stores. Advertising and promotion costs were slightly down from 28 million euro to 26 million euro, with the percentage on revenues substantially in line with the same period of 2004. Depreciation and amortization amounted to 32 million euro compared with 34 million euro for the period to June 2004, with the percentage on revenues which dropped from 4.4% to 4.2%. Other costs and operating expenses were 84 million euro, compared with 89 million euro in the corresponding comparative period, representing 11% of revenues compared with 11.3% in the corresponding period of 2004; in the first half of 2004, this item included around 14 million euro of restructuring costs and adjustments to current value of some commercial assets; in the first half of 2005, these costs were around 1 million euro. Rental costs associated with the commercial network increased by around 8 million euro.

Earnings before interest and taxes was 92 million euro and 12% of revenues, compared with 98 million and 12.4% of revenues in the comparative period.

The average number of employees in the period was 5,627.

  Results of the Textile segment
	1st half		1st half				Year
(millions of euro)	2005	%	2004	%	Change	%	2004	%
Revenues from third parties	57		59		(2)	(3.4)	106
Inter-segment revenues	93		105		(12)	(12.2)	194
Total revenues	150	100.0	164	100.0	(14)	(9.0)	300	100.0
Cost of sales	134	89.3	145	88.3	(11)	(8.1)	264	87.9
Gross operating income	16	10.7	19	11.7	(3)	(16.4)	36	12.1
Selling costs	5	3.4	6	3.5	(1)	(9.9)	10	3.5
Contribution margin	11	7.3	13	8.2	(2)	(19.2)	26	8.6
General and operating expenses	8	5.3	9	5.6	(1)	(13.6)	18	5.9
Earnings before interest and taxes (EBIT)	3	2.0	4	2.6	(1)	(31.2)	8	2.7

Textile segment sales to third parties were down by 3.4% from 59 million to 57 million euro; this was the result of a general decline in the market for fabrics and yarns.

Cost of sales, although down in absolute terms, was 89.3% of revenues compared with 88.3% in the first half of 2004. Gross operating income of 16 million euro was 10.7% of total revenues compared with 11.7%. Selling costs were in line with the first half of 2004 with the percentage on revenues of 3.4%, while the contribution margin of 11 million euro moved from 8.2% to 7.3%.

General and operating costs were 8 million euro compared with 9 million euro in the first half of 2004; the percentage on revenues moved from 5.6% to 5.3%. This item includes payroll and related costs which declined from 4 million to 3 million euro. Advertising and promotion costs were in line with the first half of 2004. Depreciation and amortization reduced by 0.5 percentage points to 0.4% of revenues. Other costs and operating expenses were 3 million euro, as in the corresponding comparative period, representing 2.3% of revenues against 2% in the first half of 2004.

Earnings before interest and taxes was 3 million euro and 2% of revenues, a small reduction compared with 2.6% for the first half of 2004.

The average number of employees in the period was 1,670.

  Results of the Other and non-allocated segment
	1st half		1st half				Year
(millions of euro)	2005	%	2004	%	Change	%	2004	%
Revenues from third parties	17		12		5	45.0	30
Inter-segment revenues	-		-		-	-	-
Total revenues	17	100.0	12	100.0	5	45.0	30	100.0
Cost of sales	16	95.3	11	95.6	5	44.7	28	92.0
Gross operating income	1	4.7	1	4.4	-	52.8	2	8.0
Selling costs	-	0.4	-	1.0	-	(43.3)	-	1.2
Contribution margin	1	4.3	1	3.4	-	81.2	2	6.9
General and operating expenses	1	4.5	1	8.6	-	(24.8)	2	5.8
Earnings before interest and taxes (EBIT)	-	(0.2)	-	(5.2)	-	(94.2)	-	1.1

The segment includes sales of sports equipment produced for third parties by a Group manufacturing company.

The increase in revenues, between the two comparative half years, amounted to 5 million euro.

General and operating costs comprise mainly payroll costs of 0.3 million euro and other income and costs of 0.5 million euro (0.7 million in the first half of 2004).

The average number of employees in the period was 225.

Financial situation - highlights. The most significant elements of the financial situation, compared with December 31, 2004, were as follows:
(millions of euro)	06.30.2005	12.31.2004	Change	06.30.2004
Working capital	738	711	27	794
Assets due to be sold	9	8	1	-
Tangible and intangible fixed assets	918	910	8	914
Financial fixed assets	26	22	4	20
Other assets/(liabilities)	3	3	-	10
Capital employed	1,694	1,654	40	1,738

Net financial position	475	441	34	568
Total Shareholders' equity	1,219	1,213	6	1,170

Compared with June 30, 2004, working capital declined by 56 million euro. The reduction in net trade receivables of 65 million euro was offset by an increase in inventories; other payables increased by around 37 million euro.

Compared with December 31, 2004, capital employed increased by 40 million euro for the following reasons:

- increase in working capital by 27 million euro due to the increase in trade receivables and inventories, due to the normal business cycle, offset by an increase in trade payables;

- additions to tangible and intangible fixed assets as a result of investments of 43 million euro;

- decreases due to disposals and write-downs of 3 million

- depreciation and amortization for the period of 43 million euro;

- increase in financial fixed assets of 4 million euro;

- other net changes of 12 million euro.

 The net financial position was 475 million euro, increasing by 34 million euro compared with December 31, 2004, and was made up as follows:
(millions of euro)	06.30.2005	12.31.2004	Change	06.30.2004
Financial assets
Non-current financial assets:
- medium-term financial receivables	17	29	(12)	48

Current financial assets:
- Italian government securities and monetary funds and bonds	89	118	(29)	28
- bank deposits	183	141	42	100
- other short-term financial receivables	14	22	(8)	16
Total current financial assets	286	281	5	144

Cash and other equivalent liquid funds:
- cash and ordinary current accounts	92	119	(27)	114
Total financial assets	395	429	(34)	306

Gross financial liabilities
Non-current financial liabilities:
- bond loan	-	-	-	(300)
- syndicated loan	(500)	(500)	-	(500)
- other medium-term loans	(3)	(4)	1	(1)
- due to leasing companies	(15)	(18)	3	(21)
Total non-current financial liabilities	(518)	(522)	4	(822)

Current financial liabilities:
- bond loan	(300)	(300)	-	-
- financial payables	(45)	(41)	(4)	(45)
- current portion of medium-term debt	(1)	(1)	-	(1)
- current portion of amounts due to leasing companies	(6)	(6)	-	(6)
Total current financial liabilities	(352)	(348)	(4)	(52)
Total gross financial liabilities	(870)	(870)	-	(874)

Net financial position	(475)	(441)	(34)	(568)

Non-current net financial position	(501)	(493)	(8)	(774)
Current net financial position	26	52	(26)	206
Net financial position	(475)	(441)	(34)	(568)

On June 10, 2005, in order to support the cyclical nature of Group business and to meet future commitments, Benetton Group S.p.A. agreed a revolving credit line of 500 million euro with a pool of ten banks, maturing in June 2010. Use of this line will be through one, three or six month loans and the cost will be Euribor for one, three or six months plus a spread of between 27.5 and 60 basis points, depending on the ratio between the net financial position and EBITDA.

This operation provides for compliance with three financial ratios (financial covenants) calculated every six months on the consolidated financial statements, namely:

- minimum ratio between EBITDA and net financial expenses equal to 4;

- maximum ratio between the net financial position and Shareholders' equity of 1;

- maximum ratio between the net financial position and EBITDA of 3.5.

There are also limitations on particularly significant business disposals and on the granting of collateral security for new loans.

The syndicated loan of 500 million euro, maturing in July 2007, provides for compliance with two financial ratios that have to be calculated every six months based on the consolidated financial statements, namely:

- minimum ratio between EBITD (earnings before interest, tax and depreciation of tangible fixed assets) and net financial charges of 2.5 times;

- maximum ratio between the net financial position and Shareholders' equity of 1.

There are also limitations on significant asset disposals and on the granting of collateral security for new loans.

The bond loan of 300 million euro was repaid at maturity on July 26, 2005, using mainly available liquidity.

Cash flows during the half-year are summarized below with comparative figures for the same period of last year:
	1st half		1st half
(millions of euro)	2005		2004
Cash flow provided/(used) by operating activities	92		(20)	(B)
Cash flow provided/(used) by investing activities	(20)	(A)	(10)	(C)
Free cash flow	72		(30)
Cash flow provided/(used) by financing activities:
- dividends paid	(62)		(69)
- net change in sources of finance	4		(12)
- net change in liquid funds and equivalent resources	(14)		111
Cash flow provided/(used) by financing activities	(72)		30
(A) Includes receipts from sales of securities of 29 million euro.
(B) Includes the payment of substitute tax of 98 million euro.
(C) Includes residual impacts of the sale of the sports equipment segment of 35 million euro.

Further information of an economic and financial nature is provided in the explanatory notes.

Consolidated financial statements
Consolidated balance sheet	(thousands of euro)	06.30.2005	12.31.2004	06.30.2004	Notes
- Assets	Non-current assets

	Tangible fixed assets				1
	Land and buildings	578,945	579,986	534,877
	Plant, machinery and equipment	79,414	79,658	90,734
	Office furniture, furnishings and electronic equipment	39,165	38,913	43,871
	Vehicles and aircraft	10,653	10,583	11,033
	Assets under construction and advances for tangible fixed assets	4,270	3,724	9,510
	Assets acquired through finance leases	11,247	11,743	12,053
	Leasehold improvements	44,813	48,158	79,490
		768,507	772,765	781,568

	Intangible fixed assets				2
	Goodwill and other intangible fixed assets of undefined useful life	10,678	5,346	3,806
	Intangible fixed assets of defined duration	138,396	131,273	128,877
		149,074	136,619	132,683

	Other non-current assets
	Equity investments	5,477	5,117	2,879	3
	Securities held as fixed assets	223	223	-	4
	Guarantee deposits	20,869	16,715	16,964	5
	Medium/long-term financial receivables	17,151	28,274	48,368	6
	Other non-current receivables	53,775	44,435	8,523	7
	Deferred tax assets	189,891	201,268	211,236	8
		287,386	296,032	287,970
	Total non-current assets	1,204,967	1,205,416	1,202,221

	Current assets
	Inventories	315,341	255,436	253,336	9
	Trade receivables	700,195	657,584	769,246	10
	Tax receivables	24,890	39,451	60,081	11
	Other receivables, prepaid expenses and accrued income	38,260	35,640	49,819	12
	Financial receivables	13,694	21,528	16,395	13
	Financial assets available for sale	88,751	118,172	27,950	14
	Cash and banks	276,231	260,196	213,338	15
	Total current assets	1,457,362	1,388,007	1,390,165

	Assets due to be sold	8,938	7,840	-	16
	TOTAL ASSETS	2,671,267	2,601,263	2,592,386

Consolidated balance sheet	(thousands of euro)	06.30.2005	12.31.2004	06.30.2004	Notes
- Shareholders' equity and liabilities	Shareholders' equity

	Shareholders' equity attributable to the Parent Company
	Share Capital	236,026	236,026	236,026	17
	Additional paid-in capital	56,574	56,574	56,574	18
	Fair value reserve	108	188	210	19
	Hedging reserve	(685)	926	107	20
	Other reserves and retained earnings	854,798	803,500	803,375	21
	Net income for the period	62,532	108,795	69,319
		1,209,353	1,206,009	1,165,611

	Minority interests	10,161	6,881	4,813	22
	Total Shareholders' equity	1,219,514	1,212,890	1,170,424

	Liabilities

	Non-current liabilities
	Bonds	-	-	299,771
	Medium/long-term loans	503,359	503,494	501,185	23
	Other medium/long-term liabilities	45,208	38,659	626	24
	Lease financing	14,648	17,748	20,783	25
	Reserve for employee termination indemnities	47,123	47,307	45,877	26
	Other reserves and medium/long-term liabilities	51,847	50,990	31,410	27
		662,185	658,198	899,652

	Current liabilities
	Trade payables	349,524	283,991	347,643	28
	Other payables, accrued expenses and deferred income	79,994	84,114	88,080	29
	Reserve for income taxes	7,220	14,112	34,445	30
	Current portion of lease financing	6,135	6,007	5,881	31
	Current portion of medium/long-term loans	849	1,102	1,078	32
	Current portion of bonds	299,984	299,878	-	33
	Financial payables	21,961	21,047	24,008	34
	Due to banks	23,901	19,924	21,175	35
		789,568	730,175	522,310
	Total liabilities	1,451,753	1,388,373	1,421,962
	TOTAL SHAREHOLDERS' EQUITY AND LIABILITIES	2,671,267	2,601,263	2,592,386

Consolidated statement of income	1st half	1st half	Full year
(thousands of euro)	2005	2004	2004	Notes
Revenues	841,716	860,205	1,704,124	36

Other operating income and revenues	25,051	35,255	91,230	37

Change in finished products inventories
and work in progress	39,097	(940)	22,811	38

Purchases of raw materials and consumables	250,969	215,596	452,573	39

Payroll and related costs	108,302	108,155	214,002	40

Depreciation and amortization:
- of tangible fixed assets	31,386	35,291	67,995	41
- of intangible fixed assets	11,788	11,892	27,332	42
	43,174	47,183	95,327

Other operating costs:
- external services	330,154	330,998	638,351	43
- leases and rentals	48,876	40,816	86,420	44
- write-downs of fixed assets	851	5,985	49,116	45
- write-downs of doubtful accounts	11,291	9,985	39,240	46
- provisions for contingencies	2,065	3,389	6,897	47
- other operating costs	15,652	30,483	78,405	48
	408,889	421,656	898,429

Earnings before interest and taxes (EBIT)	94,530	101,930	157,834

Income of associated companies	27	(9)	161	49

Financial income	11,329	11,525	21,984	50

(Financial expenses)	(21,322)	(22,144)	(43,941)	51

Foreign currency hedging gains/(losses)
and exchange differences	(908)	2,089	(31)	52

Income before taxes	83,656	93,391	136,007

Income taxes	21,266	24,705	27,663	53

Net income/(loss) for the period
attributable to the Parent Company and minority interests	62,390	68,686	108,344

Net income/(loss) attributable to:
- Shareholders of the Parent Company	62,532	69,319	108,795
- minority Shareholders	(142)	(633)	(451)

Earnings per share (euro)	0.34	0.38	0.60
Diluted earnings per share (euro)	0.34	0.38	0.60

Shareholders' equity attributable to the Group		Reserve	Fair		Other		Net
- Statement of changes	Share	for additional	value	Hedging	reserves &	Translation	income/
(thousands of euro)	Capital	paid-in capital	reserve	reserve	retained earnings	differences	(loss)	Total
Balances as of Dec. 31, 2003
per Italian accounting principles	236,026	56,574	-	-	785,044	(11,657)	107,874	1,173,861

Initial IFRS impacts	-	-	133	1,392	(23,863)	11,657	-	(10,681)

Balances as of Jan.1, 2004 per IFRS	236,026	56,574	133	1,392	761,181	-	107,874	1,163,180

Allocation of net income
for 2003	-	-	-	-	107,874	-	(107,874)	-

Dividend distributed as approved
by Ordinary Shareholders' Meeting
of May 12, 2004	-	-	-	-	(68,992)	-	-	(68,992)

Changes in the period (IAS 39)	-	-	77	(1,285)	-	-	-	(1,208)

Translation differences from
translation of foreign
financial statements	-	-	-	-	-	3,312	-	3,312

Net income for the period	-	-	-	-	-	-	69,319	69,319

Balances as of June 30, 2004	236,026	56,574	210	107	800,063	3,312	69,319	1,165,611

Changes in the period	-	-	(22)	819	-	-	-	797

Stock options	-	-	-	-	722	-	-	722

Translation differences from
translation of foreign
financial statements	-	-	-	-	-	(597)	-	(597)

Net income for the period	-	-	-	-	-	-	39,476	39,476

Balances as of Dec. 31, 2004	236,026	56,574	188	926	800,785	2,715	108,795	1,206,009

Allocation of net income
for 2004	-	-	-	-	108,795	-	(108,795)	-

Dividend distributed as approved
by Ordinary Shareholders' Meeting
of May 16, 2005	-	-	-	-	(61,730)	-	-	(61,730)

Changes in the period (IAS 39)	-	-	(80)	(1,611)	-	-	-	(1,691)

Stock options	-	-	-	-	1,082	-	-	1,082

Translation differences from
translation of foreign
financial statements	-	-	-	-	-	3,151	-	3,151

Net income for the period	-	-	-	-	-	-	62,532	62,532

Balances as of June 30, 2005	236,026	56,574	108	(685)	848,932	5,866	62,532	1,209,353

Shareholders' equity - Statement of changes in minority interests	Share capital	Income/
(thousands of euro)	and reserves	(Loss)	Total
Balances as Dec. 31, 2003 per Italian accounting principles	11,754	1,045	12,799

Initial IFRS impacts	194	-	194

Balances as of Jan.1, 2004 per IFRS	11,948	1,045	12,993

Allocation of 2003 net income	1,045	(1,045)	-

Purchase of equity investments	(7,259)	-	(7,259)

Other movements	(194)	-	(194)

Dividends distributed	(419)	-	(419)

Translation differences	325	-	325

Net loss for the period	-	(633)	(633)

Balances as of June. 30, 2004	5,446	(633)	4,813

Other movements	-	41	41

Increase in share capital	1,960	-	1,960

Purchase of equity investments	(55)	-	(55)

Dividends distributed	(3)	-	(3)

Translation differences	(14)	-	(14)

Net income for the period	-	139	139

Balances as of Dec. 31, 2004	7,334	(453)	6,881

Allocation of 2004 net income	(453)	453	-

Increase in share capital	2,002	-	2,002

Attribution of increased value to deferred commercial expenses (IFRS 3)	1,178	(30)	1,148

Dividends distributed	(619)	-	(619)

Translation differences	861	-	861

Net loss for the period	-	(112)	(112)

Balances as of June 30, 2005	10,303	(142)	10,161

Consolidated statement of cash flow	1st half	1st half
(thousands of euro)	2005	2004
Operating activities

Net income for the period attributable to the Parent Company and minority interests	62,390	68,686
Provision for income taxes	21,266	24,705
Income before taxes	83,656	93,391

Adjustments for:
- depreciation and amortization	43,174	47,183
- (gains)/losses on disposal of assets	2,591	5,186
- accruals net of use in the statement of income	16,963	23,595
- use of reserves	(6,766)	(20,923)
- gains and losses from exchange differences	908	(2,080)
- (income)/losses of associated companies	(26)	-
- net financial (income)/expenses	9,993	10,618
Cash flow from operating activities before changes
of working capital	150,493	156,970

Cash flow from changes in working capital	(33,606)	(59,729)

Payment of taxes	(15,121)	(109,418)	(A)
Interest paid	(22,043)	(22,048)
Interest received	12,742	12,062
Exchange gains and losses	(908)	2,089
Cash flow provided/(used) by operating activities	91,557	(20,074)

Investing activities

Cash flow from operating investments/disposals	(38,655)	(20,982)
Net cash flow from equity investments	(6,872)	(15,023)
Cash flow from financial fixed assets	25,897	25,637
Cash flow provided/(used) by investing activities	(19,630)	(10,368)

Financing activities

Change in Shareholders' equity	2,009	-
Net change in other sources of finance	2,465	(11,644)
Payment of dividends	(62,350)	(69,411)
Cash flow provided/(used) by financing activities	(57,876)	(81,055)

(Increase)/Decrease in liquid funds and equivalent resources	14,051	(111,497)

Liquid funds and equivalent resources at the start of the period	260,196	324,835
Liquid funds in companies purchased	1,155	-
Translation differences and other movements	829	-
Liquid funds and equivalent resources at the end of the period	276,231	213,338

(A) Includes the payment of substitute tax of 98 million euro.

Explanatory notes

Group activities

Benetton Group S.p.A., the Parent Company, and its subsidiary companies (hereinafter also referred to as the "Group") primarily manufacture and market fashion apparel in wool, cotton and woven fabrics, as well as sportswear. The manufacture of finished articles from raw materials is undertaken partly within the Group and partly using subcontractors, whereas selling is carried out through an extensive commercial network both in Italy and abroad, consisting mainly of stores owned and operated by third parties.

Form and content of the consolidated financial statements

The consolidated financial statements of the Group include the financial statements as of June 30, 2005 of Benetton Group S.p.A. and all Italian and foreign companies in which the Parent Company holds, directly or indirectly, the majority of the voting rights. The consolidated financial statements also include the accounts of some 50%-owned companies over which the Group exercises a dominant influence.

The companies included within the scope of consolidation are listed in the appendix "Companies and groups included in the consolidation as of June 30, 2005".

Financial statements of foreign subsidiaries have been reclassified, where necessary, for consistency with the format adopted by the Parent Company. Such financial statements have been adjusted so that they are consistent with the reference international accounting principles.

A reconciliation between Shareholders' equity and net income as reported in the statutory financial statements of Benetton Group S.p.A., and the consolidated Shareholders' equity and net income of the Group is presented in the consolidated Shareholders' equity section.

These financial statements have been prepared on a "going concern" basis, matching costs and revenues to the accounting periods to which they relate. The currency used is the euro and all values have been rounded to thousands of euro.

Principles of consolidation

The most significant consolidation principles adopted for the preparation of the consolidated financial statements are as follows:

a. The assets and liabilities of subsidiary companies are consolidated on a line-by-line basis and the carrying value of investments held by the Parent Company and by other consolidated companies is eliminated against the related Shareholders' equity accounts.

b. When a company is consolidated for the first time, any positive difference emerging from the elimination of its carrying value on the basis indicated in a) above, is allocated, where applicable, to the assets and liabilities of the subsidiary. Any excess arising upon consolidation is recorded in the assets in "Goodwill and other intangible fixed assets of undefined useful life".

Negative differences are recorded as income in the statement of income (IFRS 3).

c. Intercompany receivables and payables, costs and revenues, and all significant transactions between consolidated companies, including the intragroup payment of dividends, are eliminated.

Unrealized intercompany profits and gains and losses arising from transactions between Group companies are also eliminated.

d. The minority Shareholders' interest in Shareholders' equity and the result for the period of consolidated subsidiaries are classified separately as "Minority interests" within Shareholders' equity and as "Income attributable to minority interests" in the consolidated income statement.

e. The financial statements of foreign subsidiaries are translated into euro using period-end exchange rates for balance sheet items and average exchange rates for the period for income statement items.

Differences arising from the translation into euro of foreign currency financial statements are reflected directly in consolidated Shareholders' equity.

Accounting principles and valuation criteria

The 2005 half-year report has been prepared in accordance with the International Financial Reporting Standards (IFRS) issued by the International Accounting Standards Board (IASB) and in force at the date of preparation (September 2005) in particular adopting, as required by IAS 34, Interim Financial Reporting on a summary basis; the information provided below has been prepared during the process of conversion to IFRS approved by the European Commission and, therefore, does not include all the schedules, comparative information and explanatory notes in final format which would be necessary to completely comply with IFRS. The financial statements have been prepared on the basis of historic cost, with the exception of the valuation of some financial instruments. The principal accounting principles applied are shown below:

Application of IFRS principles. The financial statements for the first half of 2005 and comparative periods have been drawn up in accordance with IFRS principles applicable at the date of preparation and on the basis of attachment 3D of Share Issuers' Regulation no. 11971 of May 14, 1999 and subsequent amendments and additions. The following are illustrated in detail in the "Transition to IFRS" section:

  accounting options adopted by the Group;

  accounting treatments chosen relative to IFRS accounting options;

  reconciliations between consolidated Shareholders' equity in accordance with the previous accounting principles and those prepared to comply with IFRS at the following dates:

- date of transition to IFRS (January 1, 2004);

- June 30 and December 31, 2004, dates at which financial statements were prepared in conformity with previous accounting principles;

  reconciliations between statements of income for the first half and full year 2004 prepared in accordance with the previous accounting principles and those resulting from the application of IFRS for the same periods;

  comments on the main changes to the statement of cash flows following the introduction of the new accounting principles;

  IFRS consolidated balance sheets as of January 1, June 30 and December 31, 2004 and the IFRS consolidated statements of income for the first half and full year 2004.

Tangible fixed assets. These are recorded at purchase or production cost, including the price paid to buy the asset (net of discounts and rebates) and any costs directly attributable to the purchase and commissioning of the asset. The cost of a commercial property purchased is the purchase price or equivalent of the price in cash including all other directly attributable expenses such as legal costs, registration taxes and other costs of the operation. The cost of internally produced assets is the cost at the date of completion of work. Tangible fixed assets are shown at cost less accumulated depreciation and impairment losses, plus any recovery of asset value. Plant and machinery may have components with different useful lives. Depreciation is calculated on the useful life of each individual component. In the event of replacement, new components are capitalized to the extent that they satisfy the criteria for entry as an asset, and the carrying value of the replaced component is eliminated from the balance sheet. The residual value and useful life of an asset is reviewed at least at every financial year-end and if, independently of depreciation already recorded, an impairment loss occurs calculated on the basis of application of IAS 36, the asset is correspondingly written down in value; if, in future years, the reasons for the write-down no longer apply, its value is restored. Ordinary maintenance costs are fully charged to the statement of income as incurred, while maintenance costs which increase the value of the asset are allocated to the relative assets and depreciated over their residual useful lives.

The value of an asset is systematically depreciated over its useful life, on a straight-line basis, indicatively as show below:
Useful life (years)
Buildings	33 - 50
Plant and machinery	4 - 12
Industrial and commercial equipment	4 - 10
Other tangible fixed assets:
- office and store furniture, furnishings and electronic machines	4 - 10
- vehicles	4 - 5
- aircraft	15 - 16

Land is not depreciated.

Leasehold improvements costs are depreciated over the shorter of the period during which the improvement may be used and the residual duration of the lease contract.

Assets acquired under finance leases are stated at their nominal value at the start of the lease and the corresponding rental obligations of lease installments are recorded as a liability to the leasing company: assets are depreciated at the normal depreciation rate used for similar assets. In the case of sale and leaseback operations completed using finance leases, any gain resulting from the sale and leaseback is deferred and attributed appropriately; specific indications are also given for transactions completed using operating leases.

Intangible fixed assets. Intangible fixed assets are valued initially at cost, normally defined as purchase price, inclusive of any non-recoverable import duty and taxes on the purchase and net of commercial discounts and rebates; also included are direct costs sustained for commissioning the asset for use, up until the fixed asset is capable of operating . The cost of an internally generated intangible asset includes only expenses which can be directly attributed and allocated to it as from the date on which the criteria for its entry as an asset are satisfied. After initial entry, intangible fixed assets are recorded at cost, net of accumulated amortization and any impairment losses calculated as set out in IAS 36.

Goodwill is initially calculated by capitalizing, in intangible fixed assets, the surplus of purchase costs incurred for assets, net of the current value of the newly acquired, incorporated or merged company. As required by IAS 38, at the time of entry any intangible fixed assets included in the purchased entity are eliminated from goodwill, since these represent resources generated internally.

Goodwill not allocated to specific items is not amortized, but is subject to an impairment test annually, or more frequently whenever there is any indication of impairment loss, to identify any reductions in value (see asset impairment losses).

Research costs are booked to the statement of income in the period in which they are incurred.

Components which meet the definition of "assets acquired in a business combination operation" are only recorded separately if their fair value can be reliably measured.

Intangible fixed assets are subject to amortization unless they have not defined useful lives. Amortization is applied systematically over the useful life of the intangible asset in accordance with estimated future economic use. The residual value at the end of the useful life is assumed to be zero, unless there is a commitment from third parties to buy the asset at the end of its useful life or there is an active market for the asset. The directors review the estimated useful lives of intangible fixed assets at every financial year end.

Normally, the amortization period for brands ranges from 15 to 25 years; patent rights are amortized based on the duration of their rights of use, while deferred and commercial expenses are amortized over the residual duration of the lease contracts, with the exception of "fonds de commerce" of French and Belgian companies, which are amortized over 20 years.

Asset impairment losses. Accounting values of tangible and intangible fixed assets of the Benetton Group are subject to impairment testing whenever there are obvious internal or external signs that indicate the possibility of loss of value of the asset or group of assets (defined as Cash-Generating Units or CGU's).

In the case of goodwill, other intangible fixed assets with undefined lives and intangible fixed assets not in use, the impairment test must be carried out at least annually and, anyway, whenever there are signs of possible loss of value.

The impairment test is made by comparing the carrying value of the asset or CGU with the recoverable value of the same, defined as the higher of fair value (net of any costs to sell) and its value in use. This latter is, in turn, determined by calculating the present value of future net cash flows expected to be derived from the asset or CGU. If the difference between carrying value and recoverable value is negative, the asset or CGU is written down by that amount.

The conditions and methods applied by the Group for any recovery of asset values previously written down, excluding however any possibility of recovering the value of goodwill, are those set out in IAS 36.

The Benetton Group has identified assets and CGU's (for example: stores operated directly and by third parties, and textile segment factories) to be subjected to the impairment test as well as the test methodology: for real estate and some categories of asset (for example: "fonds de commerce" associated with French and Belgian stores) fair value is used, while value in use is used for most of the other assets.

Financial assets. Initially, all financial assets are recorded at cost, which is the amount paid including costs of the operation (such as consultancy fees, duty stamps and payment of taxes to control authorities).

Classification of financial assets determines subsequent valuation, which is as follows:

  held-for-trading financial assets: these are recorded at fair value, unless this cannot be reliably determined, in which case the criterion adopted is cost adjusted for any impairment losses. Gains and losses connected with these assets are booked to the statement of income;

  held-to-maturity investments, loans receivable and other financial receivables: these are recorded at amortized cost, net of any write-downs made to reflect impairment losses. Gains and losses associated with this type of asset are booked to the statement of income when the investment is removed on maturity or if any lasting losses of value occur;

financial assets available for sale: these are recorded at fair value, and gains and losses deriving from subsequent valuations are recognized in Shareholders' equity. If the fair value of these assets cannot be reliably determined, they are valued at cost, adjusted for any losses of value.

If it is no longer appropriate to classify an investment as "held-to-maturity" following a change of requirements or of capacity to hold it until maturity, it must be reclassified as "available for sale" and re-evaluated at fair value. The difference between its carrying value and fair value remains in Shareholders' equity until the financial asset is sold or otherwise transferred, in which case it is booked to the statement of income.

Equity investments in subsidiaries not consolidated on a line-by-line basis, because they are no longer operative or in liquidation at the date of the financial statements, together with those in associated companies, are valued at cost or on an equity basis (corresponding to the fair value of the same), considering, where significant, elimination of the Group's share of any unrealized intercompany profits, where significant. The amount by which cost exceeds Shareholders equity of subsidiary companies at the time they are acquired is allocated on the basis described in paragraph b) of the consolidation principles. Equity investments of less than 20% in other companies are valued at cost, written down for any permanent losses in value. The original value of these investments is reinstated in future accounting periods should the reasons for such write-downs no longer apply.

Inventories. Inventories are valued at the lower of purchase or manufacturing cost, generally determined on a weighted average cost basis, and their market or net realizable value.

Manufacturing cost includes raw materials and all attributable direct and indirect production-related expenses.

The calculation of estimated realizable value includes any manufacturing costs still to be incurred and direct selling expenses. Obsolete and slow-moving inventories are written down in relation to their possibility of employment in the production process or to net realizable value.

Trade receivables. These are recorded at estimated realizable value, which is nominal value net of write-downs which reflect estimated losses on receivables. Any medium/long-term receivables that include an implicit interest component are discounted to present value using an appropriate market rate.

Receivables discounted without recourse, for which all risks and rewards are substantially transferred to the assignee, are reversed in the financial statements at their nominal value.

Accruals and deferrals. These are recorded to match costs and revenues within the accounting periods to which they relate.

Liquid funds and equivalent resources. Liquid funds are held to meet short-term cash commitments and are characterized by high liquidity, easily convertible to cash for a known amount, with an insignificant risk of change of value. Equivalent resources are mostly temporary surpluses of highly liquid funds invested in financial instruments that can be readily converted to cash (maturities of the securities at time of purchase being less than three months).

Reserve for employee termination indemnities. The reserve for employee termination indemnities (TFR) falls within the scope of IAS 19 (Employee benefits) being a defined benefit plan. The amount recorded in the balance sheet is subject to actuarial valuation using the projected unit credit method, discounted to present value using a rate of interest which reflects the market yield on the securities issued by leading companies with maturities equal to that expected for the liability. The calculation considers TFR to be already mature for employment services already performed and includes assumptions concerning future increases in wages and salaries.

Actuarial gains and losses are booked to the statement of income in the period in which they are identified.

Accruals for probable liabilities. The Group makes accruals only when a present obligation exists for a future outflow of economic resources as a result of a past event, and when it is probable that this outflow will be required to settle the obligation, and the amount of the same can be reliably estimated. The amount recorded for the accrual is the best estimate of the expenditure required to completely settle the current obligation, discounted to present value using a rate before tax which reflects the current market valuation of the temporal value of money.

Any accrual for restructuring costs is recognized when the Group has drawn up a detailed restructuring plan and has communicated it to interested parties.

For contracts of which the unavoidable costs for performance of the obligation are higher than the economic benefits assumed to be obtainable under the contract, the current contractual obligation is recorded as an accrual to a reserve.

Trade payables. These are stated at face value. The implicit interest component which is included in medium/long-term debt is recorded separately using an appropriate market rate.

Financial liabilities. Financial liabilities are divided into two categories:

  liabilities acquired with the intention of making a profit from short-term price fluctuations or which form part of a portfolio which has the objective of making a profit in the short-term. These are recorded at fair value, and relative gains and losses are booked to the income statement;

  other liabilities, which are recorded on the basis of amortized cost.

Foreign currency operations and derivative financial instruments. Transactions in foreign currencies are recorded using the exchange rates in effect at the transaction dates. Exchange gains or losses realized during the period are booked to the statement of income.

At the date of the financial statements, the Italian Group companies adjusted receivables and payables in foreign currency using exchange rates ruling at period-end, booking all resulting gains and losses to the income statement.

Fair value hedges for specific assets and liabilities are recorded in assets and liabilities; the derivative and the relative underlying item are valued at fair value and the respective changes in value (which generally tend to offset each other) are booked to the statement of income.

Cash flow hedges are recorded in the assets and liabilities; the derivative is valued at fair value and changes in value are recorded, in respect of the effective hedging component, directly to a Shareholders' equity reserve, which is released to the statement of income in the financial periods in which the cash flows of the underlying item occur.

Shareholders' equity of foreign subsidiaries is subject to capital hedging, mostly through forward exchange contracts to sell foreign currency, in order to protect investments in foreign companies from fluctuations in exchange rates. Exchange differences resulting from these invested capital hedging operations are debited or credited directly to Shareholders' equity, adjusting translation differences.

Derivatives for management of interest and exchange rate risks, which do not meet the formal requirements for consideration as hedges for IFRS purposes, are recorded in balance sheet assets/liabilities and changes in value are booked to the statement of income.

Share-based payments (stock options). The Group stock option plan provides for the physical delivery of the shares on the date of exercise. Share-based payments are valued at fair value on the date of allocation. This value is booked to the statement of income on a linear basis over the period during which the rights mature as an offsetting entry to a reserve in Shareholders' equity; these entries are made on the basis of an estimate by the management of the stock options which will effectively mature in favor of personnel having the right, taking into account the benefit conditions of the same not based on the market value of the shares. Calculation of fair value is made using the Black & Scholes method.

Positive elements of income. Revenues arise from ordinary company operations and include sales revenues, commissions and fees, interest, dividends, royalties and rents.

Positive elements of income are recognized based on the period to which they refer, using accruals and deferrals.

Revenues. Revenues from sales of products are recognized when the company transfers the main risks and rewards associated with ownership of the goods and collection of the relative receivables is reasonably certain.

Revenues from sales by directly operated stores are recognized when the customer pays.

Revenues from services are recorded with reference to the stage of completion of the transaction at the date of the financial statements. Revenues are recorded in the financial period in which the service is provided, based on the percentage completion method. If revenues from the services cannot be reliably estimated, they are only recognized to the extent that the relative costs are recoverable. Recording revenues using this method makes it possible to provide suitable information relative to the service provided and the economic results achieved during the financial period.

Interest income is recorded on an accrual basis, taking account of the effective yield of the asset to which it relates.

Royalties are recorded based on an accruals basis in accordance with the substance of the contractual agreements.

Dividends are recorded when the right of Shareholders to receive payment is established, following the meeting resolution of the company in which the shares are held.

Expense recognition. Expenses are recorded on an accruals basis.

Income and costs relating to lease contracts. Income and costs from operating lease contracts are recognized on a straight-line basis over the duration of the contract to which they refer.

Income taxes. Current income taxes are calculated on the basis of taxable income, in accordance with applicable local regulations.

Italian companies of the Group are participating in a national tax consolidation in accordance with articles 117 and subsequent of the Tax Consolidation Act DPR 917/86 based on a proposal by the consolidating parent company Edizione Holding S.p.A. which exercised the option for this regime on December 30, 2004. The duration of the option is three years starting from the 2004 financial year.

Relationships arising from participation in the consolidation are governed by specific Rules approved and signed by all participating companies.

This participation enables the Companies to identify, and then transfer, current taxes, even when the taxable result is negative, with a receivable from Edizione Holding S.p.A. as the counter entry; vice versa, if the taxable result is positive, current taxes have a payable to the parent company as the counter entry.

The relationship between the parties, governed by a contract, provides for the recognition by all of the amount calculated based on the taxable losses and profits transferred at current IRES (corporation tax) rates.

The net balance between deferred tax assets and liabilities is also recorded.

Deferred tax assets are recorded for all timing differences where it is probable that taxable income will be achieved against which the deductible timing difference can be used. The same principle is applied for the recording of deferred tax assets on tax losses carried forward.

The carrying value of deferred tax assets is reviewed at every financial statement date and, if necessary, reduced to the extent that it is no longer probable that sufficient taxable income will be generated to recover all or part of the asset. Such write-downs are reversed in the event that the conditions for which they were made no longer apply. The general rule provides that, except for specific exceptions, deferred tax liabilities are always recognized.

Deferred tax assets and liabilities are calculated using tax rates which are expected to be applied in the financial year in which the asset will be realized or the liability extinguished, using the tax rates and tax regulations which are in force at the date of the financial statements.

Tax assets and liabilities for current taxes are only offset if there is an exercisable right to offset the amounts recorded in the accounts and it is intended to settle or pay the net amounts or it is intended to realize the asset and extinguish the liability at the same time. It is only possible to offset deferred tax assets and liabilities if it is possible to offset the current tax balances, and the deferred tax balances refer to income taxes applicable to the same tax authority.

Earnings per share. Base income per share is calculated by dividing income attributable to Parent Company Shareholders by the weighted average number of ordinary shares outstanding during the period. Diluted earnings per share are calculated by dividing the income or loss attributable to Parent Company Shareholders by the weighted average of outstanding shares, taking account of all potential ordinary shares with a diluting effect (for example employee stock option plans).

Management of financial risks. The Group has always paid special attention to managing financial risks by continuously monitoring its exposures and managing them by means of derivative instruments.

Exposure to exchange risk is marginal and almost totally concentrated in the US dollar, Japanese yen, British pound and Swiss franc; at the end of the period, such exposure was substantially neutralized by Outrights, Currency Swaps, Non Deliverable Forwards and Collars ("zero cost") for:
	Currency to sell		Currency to buy
(in millions)	Currency	Euro	Currency	Euro
US Dollar	165	129	106	85
Japanese Yen	45,300	340	28,422	211
British Pound	38	55	-	-
Swiss Franc	53	35	-	-

During the first half of 2005, the Group did not use any derivative instruments that involved collecting or paying premiums.

Under the Group's guidelines, its exposure to exchange risk is split into:

  exposure to economic exchange risk: represented by the sum of monetary flows (receipts and payments in the same currency are netted) in all currencies other than the "functional currency". Risk exposure arises as soon as the price lists for collections are defined (each year being divided into two main collections), which takes place approximately 15 months prior to the time when cash will be received: the prices in foreign currency applied to the budget volumes for each item are converted at an exchange rate (known as the "target rate") to calculate a budgeted result that the hedging policy has to ensure;

  exposure to exchange translation risk: on the net investment made by Benetton Group S.p.A. in foreign Group companies. Each variation in the exchange rate generates a new value for the net amount that the Parent Company has invested in Group companies located outside of the euro-zone. The translation differences that arise in such cases represent gains or losses that have a cash impact when there is a distribution of dividends or if the foreign subsidiary is liquidated or sold off; these differences do not flow into the statement of income, but are a direct adjustment to Group Shareholders' equity.

In the same way as the exposure to exchange risk, exposure to interest risk is also monitored on an ongoing basis and managed by way of derivative instruments. At the end of the half year, the risk exposure on the liabilities side (essentially a floating-rate bond loan of 300 million euro which matured and was repaid on July 26, 2005 and a floating-rate syndicated loan of 500 million euro with maturity in 2007) is partially hedged by interest rate Swaps for a notional value of 197 million euro, taken out mostly in previous years, of which 140 million will mature in the second half of 2005, 7 million in 2006 and 50 million in 2008.

The offsetting asset risk exposure is controlled by a policy, approved by the Parent Company Board of Directors in July 2003. The policy requires that investment instruments be bank deposits, monetary funds or short-term bonds and fixed or variable rate bonds with durations under three years. These instruments have to have an issuer rating of not less than "A-" from S&P or Fitch or "A3" from Moody's. Moreover, in order to avoid an excessive concentration of risk in a single issuer in the case of issuers with a rating of less than "AA" (or equivalent), the maximum amount that can be invested must not exceed 10% of the Group's total investment of liquid funds up to a maximum of 20 million euro.

Supplementary information

Identification of segments. The Group has identified "activity" as the primary reference basis for segment information, since this is the primary source of risks and rewards; whereas geographic area is the basis of secondary segment reporting.

The Group's activities are divided into three segments in order to provide the basis for effective administration and decision-making, and to supply representative and significant information about company performance to financial investors.

The business segments are as follows:

  apparel, represented by casual clothing, carrying the United Colors of Benetton, Undercolors and Sisley brands, and sportswear, with the Playlife and Killer Loop brands. Information relative to the real estate companies is also included in this segment;

  textile, consisting of production and sales activities for raw materials (fabrics, yarns and labels), semi-finished products and industrial services;

  other and non-allocated, mainly includes activities relating to sports equipment produced for third parties by a Group manufacturing company.

Statement of cash flow. The statement of cash flow has been prepared using the indirect method. Liquid funds and equivalent resources included in the statement of cash flow contain balance sheet amounts of this item at the reference date. Cash flows in foreign currencies are translated at the average exchange rate for the period. Income and costs relating to interest, dividends received and income taxes are included in cash flow from operating activities. There were no particular impacts in the statement of cash flow resulting from the transition to international accounting principles other than those arising from the effects of the transition on balance sheet and statement of income items, as illustrated in the "Transition to IFRS" section.

Use of estimates. Preparation of the half-year situation and relative notes in application of IFRS required estimates and assumptions to be made regarding balance sheet assets and liabilities and information relative to potential assets and liabilities at the date of the financial statements. The definitive results could be different from the estimates. The Group has used estimates for valuation of assets subject to the impairment test as previously described, for valuation of share-based payments, provisions for doubtful receivables, depreciation and amortization, employee benefits, taxes, and other accruals and reserves. The estimates and assumptions are reviewed periodically and the effects of any changes are immediately reflected in the statement of income.

Comments on the principal asset items

Non-current assets

  [1] Tangible fixed assets

The following table summarizes movements during the first half of 2005 of tangible fixed assets, which are shown net of depreciation reserves amounting to 506,327 thousand euro:

(thousands of euro)	Land and buildings	Plant, machinery and equipment	Office furniture, furnishings and electronic machines	Vehicles and aircraft	Fixed assets under construction and supplier advances for investments	Assets purchased on finance leases	Leasehold improvements	Total
Net opening balance	579,986	79,658	38,913	10,583	3,724	11,743	48,158	772,765
Additions	6,224	7,034	8,827	643	3,812	40	1,848	28,428
Disposals	(356)	(213)	(649)	(169)	(138)	(3)	(254)	(1,782)
Depreciation	(6,900)	(10,344)	(9,178)	(768)	-	(537)	(3,659)	(31,386)
Write-downs	-	-	(712)	-	-	-	-	(712)
Translation differences
and other movements	(9)	3,279	1,964	364	(3,128)	4	(1,280)	1,194
Net closing balance	578,945	79,414	39,165	10,653	4,270	11,247	44,813	768,507

Capital expenditure in the period mainly related to:

- acquisitions of real estate for commercial use and the related modernization and upgrading of stores for development of the commercial network;

- plant, machinery and equipment purchased to improve the efficiency of production processes, particularly in the Italian manufacturing companies;

- the purchase of furniture and furnishings for the stores.

Leasehold improvements mainly refer to the cost of restructuring and modernizing stores belonging to third parties.

The depreciation charge for the period was 31,386 thousand euro.

The write-down of furniture, furnishings and electronic machines relates to investments and assets already subject to impairment as of December 31, 2004.

There were no other signs which might indicate possible impairment losses of tangible fixed assets; for this reason, no impairment test was made at June 30, 2005.

"Assets purchased on finance leases" are analyzed as follows:

(thousands of euro)	06.30.2005	12.31.2004
Land and buildings	9,472	9,472
Other assets	3,827	3,787
less - Accumulated depreciation	(2,052)	(1,516)
Total	11,247	11,743

The long-term portion of outstanding capital payments due to lessors as of June 30, 2005 is shown in non-current liabilities under "Lease financing", while the short-term portion is shown in current liabilities.

Some tangible fixed assets are pledged as security for loans from banks and other lenders. The outstanding balance of such loans as of June 30, 2005 was 984 thousand euro.

  [2] Intangible fixed assets

Movements in the principal items in intangible fixed assets during the half year were as follows:

(thousands of euro)	Goodwill and other intangible fixed assets of undefined useful life	Patent rights	Concessions, licenses, trademarks and similar rights	Deferred commercial expenses	Other	Total
Net opening balance	5,346	1,099	23,934	90,161	16,079	136,619
Additions	5,472	7	211	13,999	2,969	22,658
Disposals	-	-	-	(164)	-	(164)
Depreciation	-	(118)	(1,910)	(5,842)	(3,918)	(11,788)
Translation differences
and other movements	(140)	-	-	118	1,771	1,749
Net closing balance	10,678	988	22,235	98,272	16,901	149,074

"Goodwill and other intangible fixed assets of undefined useful life" consist of consolidation differences and residual goodwill values resulting from the consolidation of companies purchased.

	06.30.2005		12.31.2004
(thousands of euro)	Gross	Net	Gross	Net
Goodwill and other intangible fixed assets of undefined useful life:
- goodwill	21,005	10,678	15,533	5,346

5,472 thousand euro of the change is due to the purchase, during the first half of 2005, of 50% of a Turkish company called Benetton Giyim Sanayi A.S., and the remainder mainly to other European companies.

"Intangible fixed assets of defined duration" include:
	06.30.2005		12.31.2004
(thousands of euro)	Gross	Net	Gross	Net
Industrial patents rights
and intellectual property rights	3,484	988	3,477	1,099
Concessions, licenses, trademarks and similar rights	66,100	22,235	65,890	23,934
Deferred commercial expenses	146,444	98,272	136,133	90,161
Other	55,560	16,901	53,206	16,079
Total	271,588	138,396	258,706	131,273

"Concessions, licenses, trademarks and similar rights" include the net carrying value of the following brands:

(thousands of euro)	06.30.2005	12.31.2004
United Colors of Benetton	3,059	3,046
Sisley	453	444
Killer Loop	13,370	14,273
Other	1,057	1,112
Total	17,939	18,875

"Deferred commercial expenses" consist mainly of expenses connected with the purchase of commercial assets, which are amortized over the duration of the relative lease contracts (with the exception of "fonds de commerce" of the French and Belgian companies which are amortized over 20 years). This item also includes costs incurred for the early vacation of third party premises, as well as expenses related to taking over lease contracts of properties and companies, which are amortized over the life of the relative lease contracts.

The increase in deferred commercial expenses includes the allocation of part of the cost of the purchase of Benetton Giyim Sanayi A.S. amounting to 2,356 thousand euro

"Other" mainly includes costs relating to the purchase and creation of software incurred for implementation, as well as the purchase of computer programs and applications.

As of the end of the first half of 2005, there were no other signs which might indicate possible impairment losses of intangible fixed assets; for that reason, in compliance with IAS 36, no impairment test was made at that date.

  Other non-current assets

[3] Equity investments. Equity investments in subsidiary and associated companies of 3,578 thousand euro relate primarily to foreign commercial and manufacturing companies. These companies are valued at cost or by the equity method and are not included in the consolidation because they are not yet operative or in liquidation at the date of the financial statements.

Equity investments in other companies of 1,889 thousand euro refer to minority holdings in Italian and Japanese companies and a Swiss company and are valued at cost.

[4] Securities held as fixed assets. The balance, unchanged compared with the previous period, corresponds to foreign securities purchased by a German subsidiary.

[5] Guarantee deposits. The increase in guarantee deposits and the balance as of June 30 relate mainly to lease contracts stipulated by the Japanese subsidiary.

[6] Medium/long-term financial receivables. The balance includes residual receivables relating to the sale of the Nordica brand business for 10,250 thousand euro (the residual amount of 4,100 thousand euro is recorded in current assets). During the half year, early repayments were received of a loan of 4,626 thousand euro, granted to third parties by the Japanese subsidiary to support commercial activities in the territory, and a loan of 2,666 thousand euro granted by the Parent Company.

In the first half year, further new loans were granted totaling 500 thousand euro. The residual amount refers to financial receivables earning interest at market rates.
(thousands of euro)	06.30.2005	12.31.2004
From 1 to 5 years	15,352	22,458
Over 5 years	1,799	5,816
Total	17,151	28,274

[7] Other non-current receivables. This item of 53,775 thousand euro, includes 39,317 thousand euro for receivables from Edizione Holding S.p.A. relative to current taxes calculated on a taxable loss, as provided in the Rules for relationships between companies participating in the national tax consolidation; these receivables are due in 2006. The item also includes 7,617 thousand euro of long-term trade receivables, receivables from the tax authorities of 2,199 thousand euro and, for the balance, other receivables from third parties.

[8] Deferred tax assets. The following table shows total net deferred tax assets:
(thousands of euro)	06.30.2005	12.31.2004
Deferred tax assets:
- tax effect of eliminating intercompany profits	4,078	5,495
- tax effect of accruals and costs
which will become deductible in future periods	86,528	91,976
- deferred taxes on accelerated depreciation
and the application of finance lease accounting	(15,383)	(15,924)
- deferred taxes on gains taxable over a number of accounting periods	(2,488)	(2,927)
- different basis for the depreciation/amortization of tangible/intangible fixed assets	209,802	222,191
- tax benefits of accumulated losses	146,753	140,329
- deferred taxes on distributable profits/reserves carried forward	(6,967)	(7,957)
- other	(40)	595
Total deferred tax assets	422,283	433,778

Adjustment of benefits of losses brought forward	(131,815)	(125,969)
Adjustment of deferred tax assets for the different depreciation/amortization basis	(100,577)	(106,541)
Total	189,891	201,268

Potential tax benefits associated with accumulated tax losses in Group companies (444 million euro as of June 30, 2005) are recognized for the theoretical maximum amount and, at the same time, partially written down because their recoverability is improbable.

The adjustment of deferred tax assets for the different depreciation/amortization basis is due to valuation of the recoverability of the tax benefit.

Current assets

[9] Inventories. Inventories, of 315,341 thousand euro (255,436 thousand euro as of December 31, 2004), are shown net of the related write-down reserve, and are analyzed as follows:

(thousands of euro)	06.30.2005	12.31.2004
Raw materials, other materials and consumables	1,739	2,334
Work in progress and semi-manufactured products	750	750
Finished goods	16,444	14,727
Total	18,933	17,811

The valuation of closing inventories at weighted average cost is not appreciably different from their value at current purchase cost.

[10] Trade receivables. As of June 30, 2005, trade receivables, net of the reserve for doubtful accounts, amounted to 700,195 thousand euro (657,584 thousand euro as of December 31, 2004). The reserve for doubtful accounts amounted to 100,200 thousand euro (97,642 thousand euro as of December 31, 2004). 9,646 thousand euro of this reserve was used during the period. Prudent evaluation of the risk, both specific and generic, associated with receivables outstanding at the end of the period, has resulted in an appropriate increase of the same reserve by 11,291 thousand euro, based on the age of some receivables and the economic situation in some markets, bringing the percentage cover of the receivables to 12.5%.

Accounts receivable from associated companies of 218 thousand euro and those from the parent company of 121 thousand euro are of the nature of trade receivables.

In the first half of 2005, trade receivables amounting to around 23,000 thousand euro were sold without recourse, through a factoring contract; at the end of the half year, around 17,000 thousand euro were not yet due.

[11] Tax receivables. These include:

- VAT recoverable from the tax authorities of 12,303 thousand euro (26,184 thousand euro at December 31, 2004);

- taxes recoverable from the tax authorities of 9,823 thousand euro (9,075 thousand euro at December 31, 2004);

- other receivables from the tax authorities of 2,764 thousand euro (4,192 thousand euro at December 31, 2004);

[12] Other receivables, prepaid expenses and accrued income. Other receivables include:

(thousands of euro)	06.30.2005	12.31.2004
Other receivables from third parties	22,932	27,112

Accrued income:
- other income	619	125
- rental income and operating leases	40	-
Total accrued income	659	125

Prepaid expenses:
- rental expense and operating leases	5,418	4,929
- directors' emoluments	2,202	-
- sundry operating costs	2,487	1,154
- taxes	3,469	1,551
- insurance policies	1,005	656
- advertising and sponsorships	88	113
Total prepaid expenses	14,669	8,403
Total	38,260	35,640

"Other receivables from third parties" include non-commercial receivables. "Accrued income" and "Prepaid expenses" do not need any comment since they are shown in detail in the table.

[13] Financial receivables
(thousands of euro)	06.30.2005	12.31.2004
Short-term financial receivables from third parties	7,833	8,958
Differentials on forward transactions	1,838	7,523
Other short-term financial receivables and assets	4,023	5,047
Total	13,694	21,528

The amount refers mainly to the current portion of medium/long-term financial receivables and to differentials on forward transactions mainly to adjust transactions outstanding as of June 30, 2005 to period end exchange rates. Other short-term financial receivables and assets include mainly interest matured on derivative contracts and loans.

[14] Financial assets available for sale
(thousands of euro)	06.30.2005	12.31.2004
Government Bonds (BTP) maturing in July 2005
at an interest rate of 4%	10,005	32,525
Treasury Certificates (CCT) maturing between 2008 and 2011
at interest rates between 2.3% and 2.4%	23,043	20,590
Ordinary Government bonds (BOT) maturing in July 2005
at interest rates between 2.063% and 2.098%	49,970	29,665
Zero Coupon Treasury Certificates (CTZ) maturing in 2005
at interest rates between 2.064% and 2.068%	-	29,803
Amex European Short Term Euro	1,493	841
Sinopia Alternactiv Euro	626	619
Generali Am-Eu Sty-cd cap	568	562
Vontobel Euro Bond A2	-	576
Morgan Fund-Short Maturity Euro	1,434	1,410
SCH Euro Short Term A Euro	1,612	1,581
Total	88,751	118,172

During the first half year, securities with nominal values of 50,000 thousand and 6,000 thousand euro respectively matured and were disposed of; securities with a nominal value of 26,230 were purchased. Subsequent to the end of the first half year, all securities existing at June 30 matured or were sold.

[15] Cash and banks

(thousands of euro)	06.30.2005	12.31.2004
Current account deposits (euro)	24,538	31,726
Current account deposits (foreign currency)	26,023	26,773
Time deposits (euro)	182,998	141,522
Time deposits (foreign currencies)	71	154
Checks	42,203	59,594
Cash in hand	398	427
Total	276,231	260,196

The time deposits in euro are liquid funds belonging to the finance companies. This item also includes deposits of 132,900 thousand euro made by the Parent Company, maturing in the first week of July 2005. Average interest rates reflect market returns for the various currencies concerned. The amount of checks is the result of customer payments, which occurred in the last days of the reference period.

[16] Assets due to be sold. Assets due to be sold were:

- 6,252 thousand euro for sale of the "Manifattura Goriziana" business which has entailed cessation of production activities at the relative factory. The operation, which was completed in July had no significant impact on the statement of income for the first half of 2005;

- 2,686 thousand euro for the sale, completed in July, of two buildings belonging to an Italian subsidiary.

Comments on the principal items in Shareholders'equity and liabilities

Shareholders' equity

  Shareholders' equity attributable to the Parent Company

[17] Share capital. The share capital of Benetton Group S.p.A. as of June 30, 2005 amounted to 236,026,454.30 euro and consisted of 181,558,811 shares with a par value of 1.30 euro each.

[18] Additional paid-in capital. The balance is unchanged compared with December 31, 2004.

[19] Fair value reserve. Changes resulting from valuation of financial assets available for sale at fair value are recorded in this reserve.

[20] Hedging reserve. This reserve contains changes in the effective hedging component of derivatives valued at fair value.

[21] Other reserves and retained earnings:

  Legal reserve. This reserve has not changed since December 31, 2004 and amounts to 47,210 thousand euro.

  Other reserves. As of June 30, 2005, this item amounted to 807,588 thousand euro (753,982 thousand euro as of December 31, 2004), and included:

- 21,452 thousand euro relative to monetary revaluations reserves in accordance with law no. 72 of March 19, 1983 and law no. 413 of December 30, 1991 and, in respect of a Spanish subsidiary, Regio Decreto n. 2607/96;

- 528,423 thousand euro relating to other reserves of the Parent Company (551,000 thousand euro as of December 31, 2004);

- 250,043 thousand euro representing the excess Shareholders' equity of consolidated companies compared with the carrying value of the relative equity investments, together with other consolidation adjustments;

- 1,804 thousand euro of the portion of share-based payments, valued at fair value at the date of assignment, and charged in the statement of income, using the straight-line method, recognizing a corresponding increase in equity;

- 5,866 thousand euro relating to the translation reserve generated by inclusion of foreign-currency financial statements of companies consolidated on a line-by-line basis.

The first of the schedules which follow reconciles the Shareholders' equity and net income of Benetton Group S.p.A. with the corresponding consolidated values; the second lists the Shareholders' equity of consolidated subsidiaries attributable to minority Shareholders.

Reconciliation of the Shareholders' equity and net income of Benetton Group S.p.A. with the corresponding consolidated amounts attributable to the Group
	06.30.2005
	Shareholders'	Net
(thousands of euro)	equity	income
Per the half-year position of Benetton Group S.p.A.
calculated in accordance with Italian accounting principles	933,415	47,015
Impacts in the Parent Company from application of IFRS	(1,613)	330
Portion of Shareholders' equity and net income of consolidated subsidiaries
attributable to the Group, net of the carrying value of the relative holdings	823,111	74,527
Reversal of gains on transfer of businesses,
net of deferred tax assets	(558,413)	(6,425)
Reversal of equity investments in the Parent Company	2,071	5,312
Reversal of dividends paid
to the Parent Company by consolidated subsidiaries	-	(59,999)
Reversal of merger differences and related amortization
in Benetton Group S.p.A.	(15,668)	763
Deferred taxes on profits/reserves
distributable by subsidiaries	(6,967)	990
Allocation to fixed assets of the higher value of purchase price and Shareholders' equity of new subsidiaries at the time they were acquired
and related amortization	39,944	(1,771)
Effect of reversal of intercompany profits/losses
on sales of tangible fixed assets,
net of the related tax effect	(3,456)	944
Effect of applying finance lease accounting,
taking account of the related
tax effect	8,712	597
Elimination of intercompany profits included in the inventories
of consolidated subsidiaries, net of the related tax effect	(10,288)	2,333
Adjustment to reflect Shareholders' equity value
of associated companies	(20)	-
Net effect of other consolidation entries	(1,475)	(2,084)
Per the Group consolidated financial statements	1,209,353	62,532

[22] Minority interests. At June 30, 2005 and December 31, 2004, the following consolidated companies had proportions of Shareholders' equity attributable to minority Shareholders:

(in %)	06.30.2005	12.31.2004
Foreign subsidiaries:
- New Ben GmbH (Germany)	49	49
- Benetton Korea Inc. (Korea)	50	50
- Benetton Giyim Sanayi A.S. (Turkey)	50	0

Liabilities

  Non-current liabilities

[23] Medium/long-term loans. Medium/long-term loans granted by banks and other lenders as of June 30, 2005 and December 31, 2004, were as follows (net of deferred financial expenses relating to the operations):

(thousands of euro)	06.30.2005	12.31.2004
Syndicated loan of 500 million euro maturing in 2007, granted by a pool of banks and made up of a revolving credit line for the first two years and a loan for the subsequent 5 years repayable on maturity;
the interest rate at the reference date
was 2.468% (1)	499,703	499,632
Loan granted by Medio Credito del Friuli repayable in half-yearly installments through January 1, 2007 at an annual interest rate of 2.5%,
secured by mortgages on real estate	475	708
Ministry of Industry loan - Law 46/1982	419	419
Medium/long-term loans from non-consolidated Group
companies at a rate of 2.112%	2,711	2,684
Other loans	51	51
Total	503,359	503,494

(1) This loan provides for compliance with two financial ratios, calculated every six months on the consolidated financial statements, namely:

- minimum ratio between EBITD (earnings before interest, tax and depreciation) and net financial charges of 2.5 times;

- minimum ratio between the net financial position and Shareholders' equity of 1.

There are also limitations on significant asset disposals and on the granting of real guarantees for new loans.

503,208 thousand euro of medium/long-term loans as of June 30, 2005 mature within 1 to 5 years.

A portion of medium/long-term loans, 475 thousand euro, is secured by mortgages on tangible fixed assets.

[24] Other medium/long-term liabilities

(thousands of euro)	06.30.2005	12.31.2004
Amounts due for the purchase of fixed assets due beyond 12 months	19,191	19,191
Other amounts due to Group companies	25,265	18,664
Other amounts due to third parties	752	804
Total	45,208	38,659

"Amounts due for the purchase of fixed assets due beyond 12 months" refer to the long term portion of an amount payable by a Spanish subsidiary.

"Other amounts due to Group companies" include amounts payable to Edizione Holding S.p.A. relative to current taxes calculated on a taxable loss, as provided in the Rules for relationships between companies participating in the national tax consolidation; these are due for payment in 2006.

[25] Lease financing

(thousands of euro)	06.30.2005	12.31.2004
From 1 to 5 years	14,422	17,522
Over 5 years	226	226
Total	14,648	17,748

[26] Reserve for employee termination indemnities. Movements in the reserve during the period were as follows:
(thousands of euro)
Balance as of January 1, 2005	47,307
Provision for the year	4,065
Indemnities paid in the period	(4,412)
Other movements	163
Balance as of June 30, 2005	47,123

The provision for the year includes 98 thousand euro for actuarial fees relating to the application of IAS 19.

[27] Other reserves and medium/long-term liabilities
		Agent's leaving	Reserve for
	Reserve for	indemnity	for other
(thousands of euro)	contingencies	reserve	provisions
Balance as of January 1, 2005	9,114	14,298	27,578
Provisions	712	1,338	15
Utilization and other movements	(706)	(345)	(157)
Balance as of June 30, 2005	9,120	15,291	27,436

The reserve for contingencies covers risks of various kinds, for which as of June 30, 2005 it is considered probable that payments out of economic resources will be necessary to meet obligations, of which the cost has been reasonably estimated; in the reference period, the reserve was utilized for 995 thousand euro and increased by 712 thousand euro for disputes arising in the half year.

The agents' leaving indemnity reserve prudently reflects indemnities associated with the interruption of agency contracts in circumstances allowed by Italian law. During the period, 345 thousand euro was used from the reserve and it was credited with an additional 1,338 thousand euro in provisions.

The reserve for other provisions is to meet expected charges for the closure of a few directly operated stores.

  Current liabilities

[28] Trade payables. These are Group payables for the purchase of goods and services as of June 30, 2005.

[29] Other payables, accrued expenses and deferred income

(thousands of euro)	06.30.2005	12.31.2004
Other payables:
- other amounts due to employees	20,292	18,065
- other amounts due to third parties	15,039	15,610
- due for purchase of fixed assets	14,065	14,795
- due to the tax authorities for VAT	9,893	11,361
- due to social security and welfare institutions	5,533	9,210
- other amounts due to tax authorities	3,959	5,777
Total other payables	68,781	74,818

Accrued expenses:
- other expenses	4,904	2,911
- lease installments	2,909	3,798
- donations	1,094	-
- consultancy and fees	282	147
Total accrued expenses	9,189	6,856

Deferred income:
- rental income	847	986
- income from concession of rights	788	837
- other income	389	617
Total deferred income	2,024	2,440
Total	79,994	84,114

Amounts due to employees refer to remuneration due but not paid as of June 30, 2005. Other amounts due to third parties refer to non-commercial payables.

Amounts due for the purchase of fixed assets include 10,190 thousand euro relating to the short-term portion of a payable of a Spanish subsidiary.

Amounts due to social security and welfare institutions relate to payables to these institutions of amounts due from Group companies and their employees.

[30] Reserve for income taxes

(thousands of euro)	06.30.2005	12.31.2004
Reserve for income taxes:
- Italian companies	821	4,671
- foreign companies	6,399	9,441
Total	7,220	14,112

The reserve for income taxes represents the amount payable by the Group for income tax for the period and is shown net of taxes paid in advance, tax credits and withholdings.

[31] Current portion of lease financing. This shows the amount due within one year to lease financing companies.

[32] Current portion of medium/long-term loans

(thousands of euro)	06.30.2005	12.31.2004
Loan from CARI (Gorizia) dated April 20, 2001
repayable in 2005 at an annual interest rate of 4%	102	202
Loan from Efibanca (Ente Finanziario Interbancario S.p.A.) at an annual rate
of 2.8% repayable in half-yearly installments until 2005	178	355
Loan granted by Medio Credito del Friuli repayable in half-yearly installments through January 1, 2007 at an annual interest rate of 2.5%,
secured by mortgages on real estate	464	459
Ministry of Industry loan - Law 46/1982	60	60
Other foreign currency loans obtained by foreign consolidated companies
secured by mortgages on real estate	45	26
Total	849	1,102

[33] Current portion of bonds. In July 2002, Benetton Group S.p.A. issued a 300,000 thousand euro bond, repaid on July 26, 2005, bearing floating-rate interest; the bonds were listed on the Luxembourg stock exchange.

[34] Financial payables
(thousands of euro)	06.30.2005	12.31.2004
Due to other lenders	1,455	1,885
Commercial paper	-	1,700
Financial bills	749	-
Differentials on forward transactions	5,659	2,217
Other short-term financial liabilities	14,098	15,245
Total	21,961	21,047

Short-term financial payables due to other lenders relate to the short-term portion of loans by third parties.

"Differentials on forward transactions" mostly relate to adjustment to period-end exchange rates of operations outstanding at June 30, 2005. Other short-term financial liabilities include interest maturing on the bond loan, interest on loans and derivative contracts relating to interest rate risks.

[35] Due to banks
(thousands of euro)	06.30.2005	12.31.2004
Current account overdrafts	13,033	8,238
Advances on receivables and other short-term loans	10,868	11,686
Total	23,901	19,924

Segment information

Business segments

The Group's activities are divided into three segments in order to provide the basis for effective administration and decision-making, and to supply representative and significant information about company performance to financial investors.

The business segments are as follows:

  apparel, represented by casual clothing, carrying the United Colors of Benetton, Undercolors and Sisley brands, and sportswear, with the Playlife and Killer Loop brands; information relative to the real estate companies is also included in this segment;

  textile, consisting of production and sales activities for raw materials (fabrics, yarns and labels), semi-finished products and industrial services;

  other and non-allocated, mainly includes sales of sports equipment produced for third parties by a Group manufacturing company.

Statement of the key results, compared and classified using the nature of expense method, are shown below.

  Results by segment first half 2005
(millions of euro)	Apparel	Textile	Other and non-allocated	Eliminations	Consolidated
Revenues from third parties	768	57	17	-	842
Inter-segment revenues	1	93	-	(94)	-
Total revenues	769	150	17	(94)	842
Other operating income and revenues	24	1	-	-	25
Purchases and change in inventories	213	73	13	(87)	212
Payroll and related costs	78	29	1	-	108
Depreciation and amortization	34	9	-	-	43
Other operating costs	376	37	3	(7)	409
Earnings before interest and taxes (EBIT) (A)	92	3	-	-	95

Depreciation and amortization (B)	34	9	-	-	43
Non-monetary costs (C)	2	-	-	-	2
EBITDA (A)+(B)+(C)	128	12	-	-	140

  Results by segment first half 2004
(millions of euro)	Apparel	Textile	Other and non-allocated	Eliminations	Consolidated
Revenues from third parties	789	59	12	-	860
Inter-segment revenues	1	105	-	(106)	-
Total revenues	790	164	12	(106)	860
Other operating income and revenues	34	2	-	-	36
Purchases and change in inventories	231	80	5	(99)	217
Payroll and related costs	74	32	2	-	108
Depreciation and amortization	36	11	-	-	47
Other operating costs	385	39	5	(7)	422
Earnings before interest and taxes (EBIT) (A)	98	4	-	-	102

Depreciation and amortization (B)	36	11	-	-	47
Non-monetary costs (C)	7	-	-	-	7
EBITDA (A)+(B)+(C)	141	15	-	-	156

  Results of the Apparel segment
	1st half		1st half
(millions of euro)	2005	%	2004	%	Change	%
Revenues from third parties	768		789		(21)
Inter-segment revenues	1		1		-
Total revenues	769	100.0	790	100.0	(21)	(2.6)
Other operating income and revenues	24	3.1	34	4.2	(10)	(27.2)
Purchases and change in inventories	213	27.7	231	29.2	(18)	(7.9)
Payroll and related costs	78	10.2	74	9.4	4	6.2
Depreciation and amortization	34	4.4	36	4.5	(2)	(4.4)
Other operating costs	376	48.8	385	48.7	(9)	(2.2)
Earnings before interest and taxes (EBIT)	92	12.0	98	12.4	(6)	(6.6)

  Results of the Textile segment
	1st half		1st half
(millions of euro)	2005	%	2004	%	Change	%
Revenues from third parties	57		59		(2)
Inter-segment revenues	93		105		(12)
Total revenues	150	100.0	164	100.0	(14)	(9.0)
Other operating income and revenues	1	0.6	2	1.4	(1)	(57.9)
Purchases and change in inventories	73	49.0	80	48.7	(7)	(8.5)
Payroll and related costs	29	19.0	32	19.3	(3)	(10.4)
Depreciation and amortization	9	5.8	11	6.9	(2)	(23.8)
Other operating costs	37	24.8	39	23.9	(2)	(4.6)
Earnings before interest and taxes (EBIT)	3	2.0	4	2.6	(1)	(31.2)

  Results of the Other and non-allocated segment
	1st half		1st half
(millions of euro)	2005	%	2004	%	Change	%
Revenues from third parties	17		12		5
Inter-segment revenues	-		-		-
Total revenues	17	100.0	12	100.0	5	44.3
Other operating income and revenues	-	-	-	-	-	-
Purchases and change in inventories	13	75.7	5	40.3	8	n.s.
Payroll and related costs	1	6.1	2	18.2	(1)	(51.4)
Depreciation and amortization	-	2.6	-	1.3	-	n.s.
Other operating costs	3	15.8	5	45.4	(2)	(47.3)
Earnings before interest and taxes (EBIT)	-	(0.2)	-	(5.2)	-	(94.2)

  Revenues by geographical area and business segment
(thousands of euro)	Europe	%	The Americas	%	Asia	%	Rest of world	%	Total
Apparel	637,887	90.0	36,602	99.4	91,805	97.8	1,354	58.4	767,648
Textile	54,481	7.7	207	0.6	1,085	1.2	966	41.6	56,739
Other and non-allocated	16,357	2.3	-	-	972	1.0	-	-	17,329
Total revenues 1st half 2005	708,725	100.0	36,809	100.0	93,862	100.0	2,320	100.0	841,716
Total revenues 1st half 2004	739,300		37,330		80,419		3,156		860,205
Change	(30,575)		(521)		13,443		(836)		(18,489)

Comments on the principal items in the statement of income

[36] Revenues

	1st half	1st half
(thousands of euro)	2005	2004
Sales of core products	796,207	823,013
Miscellaneous sales	27,646	22,732
Royalty income	7,781	6,627
Miscellaneous revenues	10,082	7,833
Total	841,716	860,205

For changes in revenues, please refer to comments in the Directors' report.

Sales of core products are net of unconditional discounts.

Miscellaneous sales mainly relate to sports equipment produced for third parties by a Group company in Hungary.

Miscellaneous revenues mainly include the provision of services such as processing, cost recoveries and miscellaneous services.

Net sales of core products, by product category
	1st half	1st half
(thousands of euro)	2005	2004
Casual apparel, accessories and footwear	733,251	746,577
Sportswear	12,892	22,380
Fabrics and yarns	50,064	52,919
Sports equipment	-	1,137
Total	796,207	823,013

For the trend of sales by product category, please refer to the breakdown provided in the Directors' report.

Net sales of core products, by brand
	1st half	1st half
(thousands of euro)	2005	2004
United Colors of Benetton	587,331	600,115
Sisley	145,753	143,380
Killer Loop	3,998	6,015
Playlife	9,050	16,366
Nordica	-	662
Rollerblade	-	474
Other sales	50,075	56,001
Total	796,207	823,013

The "United Colors of Benetton" brand also includes sales of the "UCB Bambino" brand of 204,065 thousand euro (215,251 thousand euro for the first half of 2004).

"Other sales" include sales of fabrics and yarns.

[37] Other operating income and revenues
	1st half	1st half
(thousands of euro)	2005	2004
Reimbursements and compensation payments	1,481	592
Rental income	16,580	19,933
Out-of-period income	2,926	3,813
Gains on disposals of fixed assets	643	3,589
Other operating income	3,421	7,328
Total	25,051	35,255

"Rental income" refers mainly to income from the lease of commercial premises to be used for the sale of Benetton-label products. The reduction compared with the previous year is the result of terminations and renegotiations of some rental contracts during the half year.

[38] Change in finished products inventories and work in progress

The change in this item is principally due to the increase in closing inventories of finished products and work in progress.

[39] Purchases of raw materials and consumables
	1st half	1st half
(thousands of euro)	2005	2004
Raw materials, semi-manufactured and finished products, and other materials	244,505	209,147
Purchases for advertising and promotion	524	337
Other purchases	5,977	6,147
(Discounts and rebates)	(37)	(35)
Total	250,969	215,596

[40] Payroll and related costs

Other receivables include:

- wages and salaries of 81,930 thousand euro, including 1,082 thousand euro for the Stock Option Plan (80,790 thousand euro in the first half of 2004). Total fair value of the stock options, calculated using the Black & Scholes method, was 5,816 thousand euro;

- social security contributions of 22,124 thousand euro (23,124 thousand euro in the first half of 2004);

- the TFR charge (employee severance indemnity) for the period of 4,065 thousand euro (3,964 thousand euro in the first half of 2004).

The number of employees is analyzed below, by category:
			Average
	06.30.2005	12.31.2004	for the period
Managers	105	100	103
White collars	3,760	3,674	3,717
Workers	2,609	2,542	2,575
Part-time	1,145	1,108	1,127
Total	7,619	7,424	7,522

Depreciation and amortization

[41] Tangible fixed assets

	1st half	1st half
(thousands of euro)	2005	2004
Depreciation of buildings	6,900	8,181
Depreciation of plant, machinery and equipment	10,344	11,400
Depreciation of office furniture, furnishings and electronic equipment	9,178	8,933
Depreciation of vehicles and aircraft	768	762
Depreciation of assets acquired through finance leases	537	338
Depreciation of leasehold improvements	3,659	5,677
Total	31,386	35,291

The decrease in depreciation, compared with the first half of 2004, must be attributed to the effect of IAS 36, which impacted "Leasehold improvements" in particular.

[42] Intangible fixed assets
	1st half	1st half
(thousands of euro)	2005	2004
Amortization of industrial patents
and intellectual property rights	118	234
Amortization of licenses, trademarks and similar rights	1,910	1,958
Amortization of deferred commercial expenses	5,842	5,456
Amortization of other charges	3,918	4,244
Total	11,788	11,892

Other operating costs

[43] External services

	1st half	1st half
(thousands of euro)	2005	2004
Subcontracted work	193,541	190,067
Distribution and transport	25,846	22,009
Sales commissions	34,251	38,677
Advertising and promotion	25,669	27,186
Emoluments to directors and statutory Auditors	2,724	3,369
Other services	48,123	49,690
Total	330,154	330,998

Sales commissions went down due to the acquisition by the Group of agencies in Italy and Germany, which were operated by third parties in the first half of 2004.

Other services mainly include:

- energy costs of 12,430 thousand euro;

- maintenance costs of 6,225 thousand euro;

- consultancy and sundry services of 20,846 thousand euro.

- insurance premiums of 2,186 thousand euro;

- personnel travel expenses of 4,804 thousand euro.

[44] Leases and rentals.

Costs of leases and rentals of 48,876 thousand euro (40,816 in the first half of 2004), relate mainly to rental costs amounting to 43,162 thousand euro.

[45] Write-downs of fixed assets. This amount of 851 thousand euro (5,985 thousand euro in the first half of 2004) relates mainly to the adjustment of some commercial fixed assets to current market value.

[46] Write-downs of doubtful accounts. This item, amounting to 11,291 thousand euro (9,985 thousand euro in the first half of 2004), relates to the prudent provision to the reserve for doubtful accounts. For further comments, please refer to the note on receivables in current assets.

[47] Provisions for contingencies. These mainly include accruals of 712 thousand euro to the reserve for contingencies and of 1,336 thousand euro to the agents' leaving indemnity reserve.

[48] Other operating costs
	1st half	1st half
(thousands of euro)	2005	2004
Losses on disposal of fixed assets	835	2,487
Direct and indirect taxes	4,402	4,494
Taxes relating to prior years	230	322
Donations	1,314	1,163
Other expenses	8,871	22,017
Total	15,652	30,483

"Other expenses" of 8,871 thousand euro include costs of various types such as indemnities paid to third parties, returns and discounts relating to sales in prior years, out-of-period expense and other operating expenses.

The decrease, compared with the first half of 2004, was due to lower costs incurred for restructuring the commercial network and for redundancy incentives.

[49] Income of associated companies

This item, of 27 thousand euro, relates to dividends distributed by other companies.

[50] Financial income

	1st half	1st half
(thousands of euro)	2005	2004
Interest income from securities in current assets	1,531	335
Interest income receivables in non-current assets	333	370
Interest income on bank current accounts	1,712	2,399
Miscellaneous financial income and income from derivatives	7,753	8,421
Total	11,329	11,525

"Miscellaneous financial income and income from derivatives" includes mainly:

- positive differentials on Interest Rate Swaps of 2,610 thousand euro (3,643 thousand euro in the first half of 2004);

- income from currency swaps and forward exchange contracts of 3,707 thousand euro (3,515 thousand euro in the first half of 2004);

- "capital hedging" premiums of 971 thousand euro (1,050 thousand euro in the first half of 2004).

[51] Financial expenses
	1st half	1st half
(thousands of euro)	2005	2004
Interest expenses on bonds	4,054	3,985
Interest expenses on bank current accounts	509	185
Interest expenses on advances against receivables	148	240
Interest expenses on short-term loans	409	219
Interest on medium/long-term bank loans	6,217	5,833
Interest expenses on loans from other lenders	444	418
Miscellaneous financial expenses and expenses on derivatives	9,541	11,264
Total	21,322	22,144

"Miscellaneous financial expenses and expenses on derivatives" mainly include:

- negative differentials on Interest Rate Swaps of 3,721 thousand euro (4,967 thousand euro in the first half of 2004);

- expenses from currency swaps and forward exchange transactions of 3,434 thousand euro (3,505 thousand euro in the first half of 2004).

  "capital hedging" premiums of 200 thousand euro (26 thousand euro in the first half of 2004).

[52] Foreign currency hedging gains/(losses) and exchange differences
	1st half	1st half
(thousands of euro)	2005	2004
Gains on exchange rate differences	91,875	36,946
Losses on exchange rate differences	(92,783)	(34,857)
Total	(908)	2,089

The exchange differences originate mostly from receipts from foreign customers and payments to foreign suppliers, from currency hedging transactions, as well as exchange gains and losses on renegotiation of contracts for forward currency sales. This item also includes exchange differences generated by adjustments to receivables and payables in foreign currency to the period-end exchange rate.

[53] Income taxes

The tax liability for the period was 21,266 thousand euro, including 18,724 thousand euro relative to Italian companies.

The amount also includes deferred tax income and expenses, as analyzed below:
1st half
(thousands of euro)	2005
Current taxes	8,028

Deferred tax income:
- reversal of intercompany profits	1,417
- tax loss for the period	(4,370)
- write-down of equity investments	6,200
- provisions to write-down and risk reserves	(110)
- taxes on a different depreciation/amortization basis for
tangible and intangible fixed assets	7,479
- losses	569
- accumulated tax losses	442
- valuation of derivatives at fair value	1,850
- other	(166)
Total deferred tax income	13,311

Deferred tax expenses:
- reversal/return of excess depreciation and
and the application of finance lease accounting	(634)
- gains	(439)
- other	1,000
Total deferred tax expenses	(73)
Total	21,266

Purchase of equity investments. In the first half of 2005, through the Luxembourg holding company Benetton International S.A., the Group purchased 50% of the Turkish company Benetton Giyim Sanayi A.S. from third parties.

The assets acquired and the goodwill were as follows:
(thousands of euro)
Cost of the equity investment	6,650
Fair value of the assets acquired	(1,178)
Goodwill	5,472

Goodwill represents recognition of the production and management know-how of the company purchased.

Significant events after June 30, 2005. There have been no significant events after the end of the half year, with the exception of the repayment of the 300 million euro bond loan on July 26, 2005.

Relations with the parent company, its subsidiaries and other related parties. The Benetton Group has limited trade dealings with its parent company Edizione Holding S.p.A., with subsidiary companies of the same and with other parties which, directly or indirectly, are linked by common interests with the majority Shareholder. Trading relations with such parties are conducted on an arm's-length basis and using the utmost transparency.

These transactions relate mostly to purchases of tax credits and services.

In addition, Italian Group companies are participating in a national tax consolidation according to article 117 and subsequent of the Tax Consolidation Act DPR 917/86 based on a proposal by the consolidating parent company Edizione Holding S.p.A. which exercised the option for this regime on December 30, 2004. The duration of the option is three years starting from the 2004 fiscal year. The relationships arising from participation in the consolidation are governed by specific Rules approved and signed by all participating companies.

The relevant amounts appear below:
(thousands of euro)	06.30.2005	06.30.2004
Accounts receivable	39,672	392
- including for participation in the Edizione Holding S.p.A. tax consolidation	39,317	-
Accounts payable	26,783	26,532
- including for participation in the Edizione Holding S.p.A. tax consolidation	25,265	-
Purchases of raw materials	1,423	2,464
Purchases of fixed assets	1,500	-
Other costs and services	8,081	7,426
Sales of products	-	17
Revenue from services and other income	442	341

The Group has also undertaken some transactions with companies directly or indirectly controlled by, or in any case, under the influence of, managers serving within the Group. The Parent Company's management believes that such transactions were completed at going market rates. The total value of such transactions was not, in any case, significant in relation to the total value of the Group's production. No director, manager, or shareholder is a debtor of the Group.

Auditors' report on the limited review of the consolidated interim financial statements prepared in accordance with article 81 of CONSOB Regulation approved by resolution no. 11971 of 14 May 1999 and subsequent amendments

To the Shareholders of Benetton Group S.p.A.

1. We have performed a limited review of the consolidated and unconsolidated interim financial statements and notes of Benetton Group S.p.A. included in the interim financial reporting of Benetton Group Spa for the six-month period ended 30 June 2005. The interim financial reporting is the responsibility of the Directors of Benetton Group S.p.A. Our responsibility is to issue this report based on our limited review. We have also ensured that the management discussion and analysis is consistent with other information included in the consolidated interim financial reporting.

2. Our work was conducted in accordance with the procedures for a limited review recommended by the National Commission for Companies and the Stock Exchange (CONSOB) with deliberation n. 10867 of 31 July 1997.

The limited review consisted principally of inquiries of company personnel about the information reported in the consolidated interim financial reporting and about the consistency of the accounting principles utilised therein, as well as the application of analytical review procedures on the data contained in the consolidated interim financial reporting. The limited review excluded certain auditing procedures such as compliance testing and verification or validation tests of the assets and liabilities and was therefore substantially less in scope than an audit performed in accordance with generally accepted auditing standards. Accordingly, unlike the audit on the annual statutory and consolidated financial statements, we do not express a professional audit opinion on the consolidated interim financial reporting.

3. Regarding the comparative data of the consolidated financial statements of the prior year presented in the consolidated interim financial reporting reference should be made to our reports dated 22 September 2005.

The comparative data of the consolidated interim financial statements of the prior year have been restated in accordance with International Financial Reporting Standards (IFRS) and the related IFRS reconciliation schedules derive from the half-year figures prepared in accordance with the provision of law and the accounting standards previously in force. Such data had been subject to a limited review by other auditors, for which reference is made to their report dated 9 September 2004.

4. Based on our review no significant changes or adjustments came to our attention that should be made to the consolidated interim financial statements identified in paragraph 1 of this report, in order to make them consistent with the criteria for the preparation of interim financial reporting established by Article 81 of the CONSOB Regulation approved by Resolution No 11971 of 14 May 1999 and subsequent modifications.

5. For a better understanding of the consolidated interim financial reporting, we draw to your attention that, in accordance with Article 81 of the CONSOB Regulation, the interim financial reporting includes the interim unconsolidated financial statements and the notes of the parent holding prepared in accordance with the accounting standards utilised for the statutory financial statements as at 31 December 2004.

Treviso, 26 September 2005

PricewaterhouseCoopers S.p.A.

Signed by

Roberto Adami

(Partner)

"This report has been translated into the English language solely for the convenience of international readers. The original report was issued in accordance with Italian legislation."

Transition to IFRS

Key data for the first half of 2004
	Italian accounting
	principles	IFRS	IFRS	IFRS
(millions of euro)	new scheme	Reclassifications	Adjustments	principles
Revenues	853	7	-	860
Gross operating income	373	7	-	380
Contribution margin	320	-	-	320
EBITDA	158	-	(2)	156
Earnings before interest and taxes (EBIT)	102	-	-	102
Net income/(loss) for the period attributable to
the Parent Company and minority interests	67	-	1	68
Net income/(loss) for the period
attributable to the Parent Company	66	-	3	69

Shareholders' equity:
- Parent Company portion	1,175	-	(10)	1,165
- minority interest portion	5	-	-	5
Total Shareholders' equity	1,180	-	(10)	1,170

Net financial position	567	-	1	568

Key data for 2004 full year
	Italian accounting
	principles	IFRS	IFRS	IFRS
(millions of euro)	new scheme	Reclassifications	Adjustments	principles
Revenues	1,686	18	-	1,704
Gross operating income	757	18	-	775
Contribution margin	653	-	-	653
EBITDA	314	-	(2)	312
Earnings before interest and taxes (EBIT)	191	-	(33)	158
Net income/(loss) for the period attributable to
the Parent Company and minority interests	123	-	(14)	108
Net income/(loss) for the period
attributable to the Parent Company	123	-	(14)	109

Shareholders' equity:
- Parent Company portion	1,230	-	(24)	1,206
- minority interest portion	7	-	-	7
Total Shareholders' equity	1,237	-	(24)	1,213

Net financial position	431	-	10	441

Development of the relative regulatory framework

European Community Regulation (EC) 1606/2002, implemented by the Italian legislature through law 306/203, requires companies quoted in regulated European markets to adopt International Accounting Standards (IFRS) in the preparation of consolidated financial statements as from January 1, 2005. The Italian government subsequently approved, on February 25, 2005, the legislative decree to activate the options provided by article 5 of regulation (EC) 1606/2002, which made application of IFRS to financial statements of quoted companies optional for the 2005 financial year and obligatory as from the 2006 financial year. For the 2005 financial year, the Benetton Group has chosen to apply IFRS to the consolidated financial statements only.

International accounting principles and related interpretations existing on September 14, 2002, with the exception of IAS 32 and 39, were ratified by the European Commission through the adoption of Regulation 1725 of September 29, 2003. During 2004, the European Commission adopted a series of Regulations to ratify international accounting standards published and subsequently revised. In particular, the following Regulations were issued:

  no. 707 of April 6, 2004 which ratified IFRS 1 "First-time adoption of International Financial Reporting Standards";

  no. 2086 of November 19, 2004 which ratified IAS 39, with some limitations;

  nos. 2236, 2237 and 2238 of December 29, 2004 which ratified IAS 32, IFRIC 1, other standards revised by the IASB and new IFRS issued in March 2004;

  no. 211 of February 4, 2005 which ratified IFRS 2.

The version of IAS 39 approved by Regulation (EC) no. 2086/2004 differs from the text approved by the IASB; the Benetton Group will apply IAS 39 in the version approved by the IASB.

IFRS conversion process for the Benetton Group

Up to first quarter 2005, the Group prepared consolidated financial statements and other periodic information (quarterly and half-yearly) in accordance with Italian accounting principles.

As from the half-year report for 2005, periodic consolidated reports will be prepared in accordance with IFRS, while, for the annual report of the Parent Company Benetton Group S.p.A., these principles will be adopted as from the 2006 financial year.

Considering this and taking into account the recommendations of CESR (Committee of European Securities Regulators) published on December 30, 2003 containing the guidelines for listed companies in the EU concerning methods for the transition to IFRS, as well as the Regolamento Emittenti (Issuers' Regulation), as modified by CONSOB (the Italian S.E.C.) by Resolution no. 14990 of April 14, 2005, following, among other things, adoption of International Accounting Principles for periodic reporting, the information required by IFRS 1 is illustrated below. In particular, the said information considers the impact resulting from conversion to International Accounting Principles (IFRS), with reference to the 2004 full year, on the consolidated balance sheet and financial situation, on the consolidated income statement and on consolidated cash flow reports.

For this purpose, the following have been prepared:

- notes concerning the rules for first application IFRS (IFRS 1) and other selected IFRS principles, including assumptions of the directors on IFRS principles and interpretations which will be in force and accounting principles which will be adopted at the time of preparation of the first complete financial statements drawn up in accordance with IFRS as of December 31, 2005;

- reconciliations between consolidated Shareholders' equity in accordance with the previous accounting principles and with IFRS at the following dates:

- date of transition to IFRS (January 1, 2004);

- 2004 half-year report;

- date of last consolidated financial statements which were drawn up in conformity with the previous accounting principles (December 31, 2004);

- reconciliation between the 2004 results in the half-year and full year financial statements prepared in accordance with the previous accounting principles and those prepared applying IFRS;

- comments on the reconciliations;

- comments on the main changes to the statement of cash flow following the introduction of the new accounting principles;

- IFRS consolidated balance sheets as of January 1, June 30 and December 31, 2004 and the IFRS consolidated statements of income for the first half and full year 2004.

As illustrated in more detail below, IFRS consolidated balance sheets and statements of income have been produced by applying to the closing consolidated data, prepared in accordance with Italian law, the appropriate IFRS reclassifications and adjustments to reflect the changes in presentation, disclosure and valuation required by IFRS.

With reference to the optional exemptions set out in IFRS 1, the following choices were made.

Valuation of real estate, plant and machinery and intangible fixed assets - IFRS 1 allows the assumption of fair value or, if certain requirements are met, revalued cost, as replacement value of original depreciated/amortized cost. The Benetton Group is not making use of this exemption, since it has adopted the criterion of depreciated/amortized historic cost for the valuation of tangible and intangible fixed assets.

Reserve for net exchange differences arising from the conversion of the financial statements of foreign subsidiaries - IAS 21 states that the differences arising from conversion of the financial statements of a foreign consolidated company must be classified as a separate item in Shareholders' equity, which is transferred to the statement of income when the company is sold. The Group has adopted the facility allowed by IFRS 1 to apply IAS 21 on a forward basis, assuming that, at the date of transition to IFRS, the translation reserve is zero.

Business combinations - IFRS 1 states that, at the transition date, the choice can be made not to apply IFRS 3 "Business Combinations" retroactively to company combinations which took place before the date of transition to IFRS. The Benetton Group has made use of this exemption and has adopted IFRS 3 on a forward basis, as from January 1, 2004, even though the effects of its application at the transition date would be minimal.

Compound financial instruments - IAS 32 "Financial instruments: disclosure and presentation in the financial statements and in the notes to the financial statements" states that components of compound financial instruments must be divided between liabilities and Shareholders' equity. IFRS 1 allows the non-separation of the two components if the liability element no longer exists at the transition date. The Benetton Group does not hold any compound financial instruments.

Financial instruments accounted for in accordance with previous standards - relative to IAS 32 and 39 "Financial instruments", even though recognition and measurement could be applied to the annual financial statements of financial years commencing as from January 1, 2005, the Benetton Group has decided to apply this standard in advance as from January 1, 2004.

Date of designation of financial instruments as "instruments valued at fair value with variations booked directly to the statement of income" or as "available for sale" - IAS 39 allows recording of a financial instrument at the time of its first entry either in the category "financial assets and liabilities valued at fair value with changes booked directly to the statement of income" or in the category "available for sale assets". IFRS 1 allows these designations to be made at the date of transition to IAS/IFRS and the Benetton Group is making use of this exemption.

Derecognition of financial assets and liabilities - IAS 39 requires recognition in the opening Balance Sheet at January 1, 2004 of financial assets and liabilities, other than derivatives, which were previously written-off following application of previous accounting principles. However, IFRS 1 allows application of the principle of "derecognition" on a forward basis and therefore applicable to financial assets and liabilities, not consisting of derivatives, purchased after the transition date. The Benetton Group does not have any cases which would lead to adoption of the exemption in question.

Share-based payments - the application of IFRS 2 "Share-based payments" is allowed for annual financial statements of years commencing as from January 1, 2005; the Benetton Group has decided to adopt the standard on a forward basis as from the 2004 financial year.

Principal impacts of applying IFRS to the opening balance sheet as of January 1, 2004 and to the consolidated financial statements to June 30, 2004 and December 31, 2004

The differences emerging from the application of IFRS compared with Italian accounting principles and the choices made by the Benetton Group in relation to the accounting options in the IFRS require the reworking of accounting data prepared in accordance with the previous Italian regulations concerning financial statements, with effects on Shareholders' equity, the net financial position and Group net income, and may be summarized as follows:

Opening balance sheet as of January 1, 2004
(thousands of euro)	Italian principles	IFRS impacts	IFRS principles
Shareholders' equity including:
- Parent Company portion	1,173,861	(10,681)	1,163,180
- minority interest portion	12,799	193	12,992

Net financial position	468,446	(468)	467,978

Consolidated financial statements as of June 30, 2004
(thousands of euro)	Italian principles	IFRS impacts	IFRS principles
Shareholders' equity including:
- Parent Company portion	1,174,598	(8,987)	1,165,611
- minority interest portion	4,813	-	4,813

Net financial position	566,827	1,003	567,830

Income for the period attributable to the Parent Company and minority interests:
- income for the period attributable to the Parent Company	66,630	2,689	69,319
- minority Shareholders	(633)	-	(633)
Total	65,997	2,689	68,686

Consolidated financial statements as of December 31, 2004
(thousands of euro)	Italian principles	IFRS impacts	IFRS principles
Shareholders' equity including:
- Parent Company portion	1,230,319	(24,310)	1,206,009
- minority interest portion	6,840	41	6,881

Net financial position	431,034	9,771	440,805

Income for the period attributable to the Parent Company and minority interests:
- income for the period attributable to the Parent Company	123,074	(14,279)	108,795
- minority Shareholders	(494)	41	(453)
Total	122,580	(14,238)	108,342

In particular, the main adjustments, shown before the effect of tax and minority interests, are as follows:
	Shareholders'	Shareholders'	Shareholders'	Net income	Net income
	equity	equity	equity	1st half	full year
(thousands of euro)	01.01.2004	06.30.2004	12.31.2004	2004	2004
Total amounts (Parent Company portion
and minority interest portion) according to Italian Principles	1,186,660	1,179,411	1,237,159	65,996	122,582
less - minority interest portion	(12,799)	(4,813)	(6,840)	633	492
Parent Company portion
according to Italian Principles	1,173,861	1,174,598	1,230,319	66,629	123,074

Adjustments to accounts for IFRS:
a) reversal of monetary revaluations (IAS 16)	(3,085)	(2,908)	(2,896)	177	189
b) reversal of start-up
and expansion costs (IAS 38)	(7,361)	(5,283)	(3,496)	2,078	3,865
c) reversal of goodwill amortization (IFRS 3)	-	310	721	310	721
d) straight-line lease installments (IAS 17)	(4,357)	(2,330)	(1,098)	2,133	3,308
e) recognition of deferred
tax assets (IAS 12)	-	-	7,146	-	7,146
f) different tax rate for calculation
of "profit in stock" (IAS 12)	73	422	1,334	349	1,261
g) adjustment of employee benefits
to present value (IAS 19)	3,825	4,093	4,207	274	373
h) cost of stock options (IFRS 2)	-	-	-	-	(722)
i) derivative instruments for interest rate risks (IAS 39)	(9,653)	(6,647)	(4,963)	3,006	4,690
l) derivative instruments for exchange
rate risks (IAS 39)	1,100	155	139	973	(264)
m) securities available for sale (IAS 39)	262	366	301	(4)	(43)
n) impairment loss adjustments
of non-current assets (IAS 36)	-	-	(35,683)	-	(35,951)
o) contingency reserves (IAS 37)	4,494	-	-	(4,625)	(4,563)
p) exchange differences on
disposals of equity investments (IAS 21)	-	-	-	-	69

Effect of reclassifications	-	-	-	-	-
Tax effect on items in the reconciliation	4,215	2,836	10,019	(1,982)	5,684
Minority interests in items in the reconciliation	(194)	-	(41)	-	(41)
Parent Company portion according to IFRS	1,163,180	1,165,612	1,206,009	69,318	108,796

	Net	Net	Net
	financial	financial	financial
	position	position	position
(thousands of euro)	01.01.2004	06.30.2004	12.31.2004
Total according to Italian Principles	468,446	566,827	431,034

Adjustments to accounts for IFRS:
i) derivatives for interest rate risks (IAS 39)	9,653	6,647	4,963
i) derivatives for exchange rate risks (IAS 39)	(1,100)	(155)	150
m) securities available for sale (IAS 39)	(255)	(367)	(294)

Effect of reclassifications	(8,766)	(5,122)	4,952
Total according to IFRS	467,978	567,830	440,805

Comments on the main IFRS adjustments to items in the balance sheets as of January 1, 2004 and December 31, 2004 and the statement of income for the full year 2004

We comment here on the main changes resulting from the application of IFRS compared with values determined in accordance with Italian accounting principles:

a) reversal of monetary revaluations (IAS 16) - in the past, some categories of tangible fixed assets were subject to monetary revaluations which were permitted or obligatory under Italian and Spanish law; the amount of these revaluations was not equal to the fair value of fixed assets and, therefore, has been eliminated from the value of the assets, with a reserve in Shareholders' equity as the counter entry.

Impacts:

- on Shareholders' equity as of January 1, 2004: reduction of 3,085 thousand euro, before a positive tax effect of 607 thousand euro;

- on Shareholders' equity as of June 30, 2004: reduction of 2,908 thousand euro, before a positive tax effect of 606 thousand euro;

- on Shareholders' equity as of December 31, 2004: reduction of 2,896 thousand euro, before a positive tax effect of 605 thousand euro;

- on net income for the first half of 2004: increase of 177 thousand euro (lower depreciation and other expenses), before a negative tax effect of one thousand euro;

- on net income for 2004 full year: increase of 189 thousand euro (lower depreciation and other expenses), before a negative tax effect of 2 thousand euro.

b) reversal of start-up and expansion expenses (IAS 38) - in accordance with IFRS, start-up and expansion expenses do not meet the capitalization requirements and must, therefore, be charged to the statement of income.

Impacts:
- on Shareholders' equity as of January 1, 2004: reduction of 7,361 thousand euro, before a positive tax effect of 2,136 thousand euro;

- on Shareholders' equity as of June 30, 2004: reduction of 5,283 thousand euro, before a positive tax effect of 1,545 thousand euro;

- on Shareholders' equity as of December 31, 2004: reduction of 3,496 thousand euro, before a positive tax effect of 947 thousand euro;

- on net income for the first half of 2004: increase of 2,078 thousand euro (lower amortization), before a negative tax effect of 591 thousand euro;

- on net income for 2004 full year: increase of 3,865 thousand euro (lower amortization), before a negative tax effect of 1,189 thousand euro.

c) reversal of goodwill amortization (IFRS 3) - IFRS 3 eliminates the concept of goodwill amortization, replacing it with a periodic check, at least once a year, on the validity of the recorded value (impairment test); this provision had a limited effect on the Benetton Group financial statements, since the amounts previously recorded in "Goodwill" in the consolidated balance sheet related mainly to lease surrender payments for acquisition of real estate under lease for use as stores (key money). These lease surrender payments are amortized over the duration of the underlying lease contracts with the exception of French and Belgian "fonds de commerce", amortized over 20 years.

Impacts:

- on Shareholders' equity as of January 1, 2004: none, since application is forward;

- on Shareholders' equity as of June 30, 2004: increase of 310 thousand euro;

- on Shareholders' equity as of December 31, 2004: increase of 721 thousand euro;

- on net income for the first half of 2004: increase of 310 thousand euro;

- on net income for 2004 full year: increase of 721 thousand euro.

d) straight-line lease installments (IAS 17) - for the purposes of IAS 17, lease installments, both payable and receivable, have been adjusted to equal installments over the life of the contract. The Benetton Group has entered into lease contracts in the USA and UK with increasing lease installments and, for the purposes of determining the income or charge for each period in accordance with IFRS, it is therefore necessary to equalize these installments into constant amounts over the life of each lease contract.

Impacts:

- on Shareholders' equity as of January 1, 2004: reduction of 4,357 thousand euro;

- on Shareholders' equity as of June 30, 2004: reduction of 2,330 thousand euro;

- on Shareholders' equity as of December 31, 2004: reduction of 1,098 thousand euro;

- on net income for the first half of 2004: increase of 2,133 thousand euro;

- on net income for 2004 full year: increase of 3,308 thousand euro.

The positive impacts in the first half and full year 2004 were mainly due to early termination of some lease contracts, with the resultant release in the statement of income of the accrued expenses outstanding at the time.

e) recognition of deferred tax assets (IAS 12) - in accordance with Italian account principles, a deferred tax asset may only be recorded if its recovery is reasonably certain. For IAS 12 on the other hand, it is only necessary that the recovery is probable. This has resulted in the recognition for IFRS purposes of assets relative to future tax benefits of prior taxable losses which the Group considers recoverable.

Impacts:

- on Shareholders' equity as of January 1, 2004: none, since there were no items with the probability of recovery;

- on Shareholders' equity as of June 30, 2004: none, since there were no items with the probability of recovery;

- on Shareholders' equity as of December 31, 2004: increase of 7,146 thousand euro;

- on net income for the first half of 2004: none, since there were no items with the probability of recovery;

- on net income for 2004 full year: increase of 7,146 thousand euro.

f) different tax rate for calculation of "profit in stock" (IAS 12) - for the purposes of eliminating the intercompany margin contained in the value of goods in stock, the application of IAS 12 within Benetton requires that the tax effect be calculated using the tax rate of the buying company instead of that of the selling company, as done previously.

Impacts:

- on Shareholders' equity as of January 1, 2004: increase of 73 thousand euro;

- on Shareholders' equity as of June 30, 2004: increase of 422 thousand euro;

- on Shareholders' equity as of December 31, 2004: increase of 1,334 thousand euro;

- on net income for the first half of 2004: increase of 349 thousand euro;

- on net income for 2004 full year: increase of 1,261 thousand euro;

g) adjustment of employee benefits to present value (IAS 19) - Italian accounting principle require the liability for TFR (employee termination indemnity) to be recorded at nominal value calculated as provided in the Civil Code, while, in accordance with IFRS, TFR falls into the category of benefit plans subject to actuarial valuation, with recognition at transition date of all actuarial profits and losses.

Impacts:

- on Shareholders' equity as of January 1, 2004: increase of 3,825 thousand euro, before a negative tax effect of 1,262 thousand euro;

- on Shareholders' equity as of June 30, 2004: increase of 4,093 thousand euro, before a negative tax effect of 1,353 thousand euro;

- on Shareholders' equity as of December 31, 2004: increase of 4,207 thousand euro, before a negative tax effect of 1,385 thousand euro;

- on net income for the first half of 2004: increase of 274 thousand euro, before a negative tax effect of 91 thousand euro;

- on net income for 2004 full year: increase of 373 thousand euro, before a negative tax effect of 123 thousand euro.

h) cost of stock options (IFRS 2) - Italian accounting principles do not require any particular treatment for stock option plans; such plans are not reflected in the financial statement numbers, but are only described. IFRS 2 considers stock options to be in the category of "share-based payments" and requires them to be valued at fair value at the time of their assignment, showing a cost in the statement of income offset by an increase in Shareholders' equity reserves.

Impacts:

- on Shareholders' equity as of January 1, 2004: none (no plan existing at that date);

- on Shareholders' equity as of June 30, 2004: none (no plan existing at that date);

- on Shareholders' equity as of December 31, 2004: none, since the statement of income impact offset the effect of the counter entry in Shareholders' equity;

- on net income for the first half of 2004: none (no plan existing at that date);

- on net income for 2004 full year: reduction of 722 thousand euro, relative to the last four months of 2004 (stock option program approved in September 2004).

i) derivative instruments for interest rate risks (IAS 39) - The Benetton Group holds Interest Rate Swaps (IRS) to manage the risk of changes in interest rates. Under Italian accounting principles, IRS meet the requirements for consideration as hedging instruments and therefore only the difference between interest paid and that received was booked directly to the relevant statement of income. For the purpose of IFRS, the derivative instruments in question do not meet all the formal requirements of IAS 39 for recognition as hedges, and therefore outstanding IRS have been valued at fair value at the date of transition and at December 31, 2004, with the relative differences being booked to the statement of income.

Impacts:

- on Shareholders' equity as of January 1, 2004: decrease of 9,653 thousand euro, before a positive tax effect of 3,185 thousand euro;

- on Shareholders' equity as of June 30, 2004: decrease of 6,647 thousand euro, before a positive tax effect of 2,192 thousand euro;

- on Shareholders' equity as of December 31, 2004: decrease of 4,963 thousand euro, before a positive tax effect of 1,636 thousand euro;

- on net income for the first half of 2004: increase of 3,006 thousand euro, before a negative tax effect of 993 thousand euro;

- on net income for 2004 full year: increase of 4,690 thousand euro, before a negative tax effect of 1,549 thousand euro.

l) derivative instruments for exchange rate risks (IAS 39) - the effects of the valuation at "mark to market" of the exchange component of exchange hedging instruments relating to future sales have, for IFRS purposes, been included in Shareholders' equity in a specific reserve, whereas, previously, they were booked to the statement of income. In addition, for hedging of receivables, the total valuation at "mark to market" of the derivative is now booked to the statement of income, whereas, previously, the exchange component was booked to the statement of income and, only in respect of the portion relevant to the period, the interest rate component.

Impacts:

- on Shareholders' equity as of January 1, 2004: increase of 1,100 thousand euro, before a negative tax effect of 378 thousand euro;

- on Shareholders' equity as of June 30, 2004: increase of 155 thousand euro, before a negative tax effect of 82 thousand euro;

- on Shareholders' equity as of December 31, 2004: increase of 139 thousand euro, before a negative tax effect of 46 thousand euro;

- on net income for the first half of 2004: increase of 973 thousand euro, before a negative tax effect of 307 thousand euro;

- on net income for 2004 full year: decrease of 264 thousand euro, before a positive tax effect of 103 thousand euro.

m) securities available for sale (IAS 39) - investments of liquid funds in securities have been reclassified into the IAS 39 category "Financial assets available for sale" and consequently valued at fair value, with any impact booked to Shareholders' equity, while, previously, they were valued at the lower of historic cost and market value.

Impacts:

- on Shareholders' equity as of January 1, 2004: increase of 262 thousand euro, before a negative tax effect of 73 thousand euro;

- on Shareholders' equity as of June 30, 2004: increase of 366 thousand euro, before a negative tax effect of 72 thousand euro;

- on Shareholders' equity as of December 31, 2004: increase of 301 thousand euro, before a negative tax effect of 81 thousand euro;

- on net income for the first half of 2004: decrease of 4 thousand euro, before a positive tax effect of one thousand euro;

- on net income for 2004 full year: decrease of 43 thousand euro, before a positive tax effect of 19 thousand euro;

Impacts originating from application of IAS 32 and 39, together with reclassifications of some balance sheet items, had the following consequences on the net financial position:

- net financial position as of January 1, 2004: reduction of 468 thousand euro;

- net financial position as of June 30, 2004: increase of 1,003 thousand euro;

- net financial position as of December 31, 2004: increase of 9,771 thousand euro;

n) impairment loss adjustments of non-current assets (IAS 36) - in the absence of an Italian accounting principle giving a precise method for testing maintenance of value of a fixed asset, the Benetton Group, in the past, used to write down the value when:

  it was decided to dispose of an asset or a group of assets; a typical example would be the decision to close a store, which involved the estimate of costs for the closure and adjustment of the value of investments connected with it, compared with market value;

  there was some indisputable sign of lasting loss of value of a particular fixed asset (for example due to an expert valuation).

A special valuation mechanism was used to analyze investments in stores, both directly operated ("retail") and those operated by third parties ("wholesale"). This type of investment (leasehold improvements, key money, furnishings) was tested on a Country level, considering all stores in a single country as a whole.

The 35.7 million euro adjustment arose from the following:

  adoption of IAS 36, which eliminated the concept of the "lasting nature" of the loss of value and which set stringent rules for valuation of "value in use" of each individual asset and the identification in commercial terms of the individual store as the Cash Generating Unit, with the calculation of the present value of net cash flows generated by that CGU;

  modification of the procedure for analyzing the return on capital employed of individual stores.

This resulted in a certain number of write-downs of assets connected with stores which were insufficiently profitable when considered individually.

Impacts:

- on Shareholders' equity as of January 1, 2004: none, because the change is attributable to 2004;

- on Shareholders' equity as of June 30, 2004: no impact;

- on Shareholders' equity as of December 31, 2004: decrease of 35,683 thousand euro, before a positive tax effect of 8,345 thousand euro;

- on net income for the first half of 2004: no impact;

- on net income for 2004 full year: decrease of 35,951 thousand euro, before a positive tax effect of 8,426 thousand euro.

o) contingency reserves (IAS 37) - some accruals in the financial statements prepared in accordance with Italian principles at December 31, 2003, and made as a result of the decision for early termination of some lease contracts, did not meet all the formal requirements of IAS 37 for recording as a liability and, therefore, were reversed as of the date of transition; the expense of terminating such contracts was therefore carried forward to the first half of 2004.

Impacts:

- on Shareholders' equity as of January 1, 2004: increase of 4,494 thousand euro;

- on Shareholders' equity as of June 30, 2004: no impact;

- on Shareholders' equity as of December 31, 2004: no impact;

- on net income for the first half of 2004: reduction of 4,625 thousand euro;

- on net income for 2004 full year: reduction of 4,563 thousand euro;

p) exchange differences on disposal of equity investments (IAS 21) - the Benetton Group has applied what is prescribed in IAS 21, which provides that exchange differences arising on settlement of monetary items at rates different from those used at initial recognition, must be recognized in the statement of income of the period in which they occur.

Impacts:

- on Shareholders' equity as of January 1, 2004: no impact;

- on Shareholders' equity as of June 30, 2004: no impact;

- on Shareholders' equity as of December 31, 2004: no impact;

- on net income for the first half of 2004: no impact;

- on net income for 2004 full year: increase of 69 thousand euro.

Consolidated IFRS balance sheets at January 1, 2004, June 30, 2004 and December 31, 2004, consolidated IFRS statements of income for the periods ended June 30, 2004 and December 31, 2004

In addition to the schedules reconciling Shareholders' equity and net income, accompanied by comments on adjustments made to Italian accounting principle values, balance sheets as of January 1, June 30, and December 31, 2004 are attached, as well as statements of income for the first half of 2004 and full year 2004, with the following information for each category in separate columns:

- values under Italian accounting principles reclassified for IFRS;

- reclassifications to adapt to IFRS principles;

- adjustments to adapt to IFRS principles;

- values in accordance with IFRS.
Consolidated balance sheet - Assets as of January 1, 2004	Italian accounting
	principles -	IFRS	IFRS		IFRS
(thousands of euro)	new scheme	reclassifications	adjustments	Notes	principles
Non-current assets
Tangible fixed assets
Land and buildings	540,099	(8,390)	(3,085)	1	528,624
Plant, machinery and equipment	88,550	-	-		88,550
Office furniture, furnishings and electronic equipment	44,325	-	-		44,325
Vehicles and aircraft	11,512	-	-		11,512
Assets under construction
and advance payments	17,019	-	-		17,019
Assets acquired through finance leases	12,336	-	-		12,336
Leasehold improvements	-	86,871	-	4	86,871

Intangible fixed assets
Goodwill and other intangible fixed
assets of undefined useful life	90,078	(83,236)	-	5	6,842
Intangible fixed assets of defined duration	140,947	3,879	(7,361)	6	137,465

Other non-current assets
Equity investments	20,514	(15,000)	-	7	5,514
Securities held as fixed assets	8	-	-		8
Guarantee deposits	42,332	-	-		42,332
Medium/long-term financial receivables	30,616	15,000	-	7	45,616
Other non-current receivables	8,662	-	-		8,662
Deferred tax assets	202,250	-	4,295	8	206,545
	304,382	-	4,295		308,677
Total non-current assets	1,249,248	(876)	(6,151)		1,242,221

Current assets
Inventories	233,735	-	-		233,735
Trade receivables	752,638	-	-		752,638
Tax receivables	26,004	-	-		26,004
Other receivables, prepaid expenses and accrued income	58,307	(3,840)	-	10	54,467
Financial receivables	17,298	3,840	1,100	11	22,238
Financial assets available for sale	27,290		255	12	27,545
Cash and banks	324,835	-	-		324,835
Total current assets	1,440,107	-	1,355		1,441,462
Assets due to be sold	8,088	-	-		8,088
TOTAL ASSETS	2,697,443	(876)	(4,796)		2,691,771

Consolidated balance sheet - Shareholders' equity and liabilities as of January 1, 2004	Italian accounting
	principles -	IFRS	IFRS		IFRS
(thousands of euro)	new scheme	reclassifications	adjustments	Notes	principles
Shareholders' equity

	Shareholders' equity attributable to the Parent Company
Share capital	236,026	-	-		236,026
Additional paid-in capital	56,574	-	-		56,574
Fair value reserve	-	-	133		133
Hedging reserve	-	-	1,392		1,392
Other reserves and retained earnings	773,387	-	(12,206)		761,181
Net income for the year	107,874	-	-		107,874
	1,173,861	-	(10,681)		1,163,180

Minority interests	12,799	-	193		12,992
Total Shareholders' equity	1,186,660	-	(10,488)		1,176,172

Liabilities

Non-current liabilities
Bonds	300,000	(336)	-	13	299,664
Medium/long-term loans	504,894	(540)	-	13	504,354
Other medium/long-term liabilities	705	-	-		705
Lease financing	21,834	-	-		21,834
Reserve for employee termination indemnities	49,774	-	(3,825)	14	45,949
Other reserves and
medium/long-term liabilities	42,373	-	(4,494)	15	37,879
	919,580	(876)	(8,319)		910,385

Current liabilities
Trade payables	331,663	-	-		331,663
Other payables, accrued expenses and deferred income	91,263	(10,950)	4,358	17	84,671
Reserve for income taxes	126,514	-	-		126,514
Current portion
of lease financing	4,977	-	-		4,977
Current portion
of medium/long-term loans	1,567	-	-		1,567
Current portion of bonds	-	-	-		-
Financial payables	1,340	10,950	9,653	19	21,943
Due to banks	33,879	-	-		33,879
	591,203	-	14,011		605,214
Total liabilities	1,510,783	(876)	5,692		1,515,599
TOTAL SHAREHOLDERS' EQUITY AND LIABILITIES	2,697,443	(876)	(4,796)		2,691,771

Consolidated balance sheet - Assets as of June 30, 2004	Italian accounting
	principles	IFRS	IFRS		IFRS
(thousands of euro)	new scheme	reclassifications	adjustments	Notes	principles
Non-current assets

Tangible fixed assets
Land and buildings	546,175	(8,390)	(2,908)	1	534,877
Plant, machinery and equipment	90,734	-	-		90,734
Office furniture, furnishings and electronic equipment	43,871	-	-		43,871
Vehicles and aircraft	11,033	-	-		11,033
Assets under construction
and advance payments	9,510	-	-		9,510
Assets acquired through finance leases	12,053	-	-		12,053
Leasehold improvements	-	79,490	-	4	79,490
	713,376	71,100	(2,908)		781,568

Intangible fixed assets
Goodwill and other intangible fixed assets
of undefined useful life	82,729	(79,233)	310	5	3,806
Intangible fixed assets of defined duration	126,719	7,441	(5,283)	6	128,877
	209,448	(71,792)	(4,973)		132,683

Other non-current assets
Equity investments	17,879	(15,000)	-	7	2,879
Securities held as fixed assets	-	-	-		-
Guarantee deposits	16,964	-	-		16,964
Medium/long-term financial receivables	33,368	15,000	-	7	48,368
Other non-current receivables	8,523	-	-		8,523
Deferred tax assets	207,977		3,259	8	211,236
	284,711	-	3,259		287,970
Total non-current assets	1,207,535	(692)	(4,622)		1,202,221

Current assets
Inventories	253,336	-	-		253,336
Trade receivables	769,246	-	-		769,246
Tax receivables	60,081	-	-		60,081
Other receivables, prepaid expenses and accrued income	53,196	(3,377)	-	10	49,819
Financial receivables	12,863	3,377	155	11	16,395
Financial assets available for sale	27,583	-	367	12	27,950
Cash and banks	213,338	-	-		213,338
Total current assets	1,389,643	-	522		1,390,165

Assets due to be sold	-	-	-		-
TOTAL ASSETS	2,597,178	(692)	(4,100)		2,592,386

Consolidated balance sheet - Shareholders'' equity and liabilities as of June 30, 2004	Italian accounting
	principles	IFRS	IFRS		IFRS
(thousands of euro)	new scheme	reclassifications	adjustments	Notes	principles
Shareholders' equity

	Shareholders' equity attributable to the Parent Company
Share capital	236,026	-	-		236,026
Additional paid-in capital	56,574	-	-		56,574
Fair value reserve	-	-	210		210
Hedging reserve	-	-	107		107
Other reserves and retained earnings	815,368	-	(11,993)		803,375
Net income for the period	66,630	-	2,689		69,319
	1,174,598	-	(8,987)		1,165,611

Minority interests	4,813	-	-		4,813
Total Shareholders' equity	1,179,411	-	(8,987)		1,170,424

Liabilities

Non-current liabilities
Bonds	300,000	(229)	-	13	299,771
Medium/long-term loans	501,648	(463)	-	13	501,185
Other medium/long-term liabilities	626	-	-		626
Lease financing	20,783	-	-		20,783
Reserve for employee termination indemnities	49,967	-	(4,090)	14	45,877
Other reserves and
medium/long-term liabilities	31,410	-	-		31,410
	904,434	(692)	(4,090)		899,652

Current liabilities
Trade payables	347,643	-	-		347,643
Other payables, accrued expenses and deferred income	99,697	(13,947)	2,330	17	88,080
Reserve for income taxes	34,445	-	-		34,445
Current portion
of lease financing	5,881	-	-		5,881
Current portion
of medium/long-term loans	1,078	-	-		1,078
Current portion of bonds	-	-	-		-
Financial payables	3,414	13,947	6,647	19	24,008
Due to banks	21,175	-	-		21,175
	513,333	-	8,977		522,310
Total liabilities	1,417,767	(692)	4,887		1,421,962
TOTAL SHAREHOLDERS' EQUITY AND LIABILITIES	2,597,178	(692)	(4,100)		2,592,386

Consolidated statement of income using the nature of expense method1st half of 2004	Italian accounting
	principles	IFRS	IFRS		IFRS
(thousands of euro)	reclassified	reclassifications	adjustments	Notes	principles
Revenues	852,779	7,426	-	20	860,205

Other operating income and revenues	34,901	-	354	21	35,255

Change in finished products inventories
and work in progress	(940)	-	-		(940)

Purchases of raw materials and consumables	215,596	-	-		215,596

Payroll and related costs	108,429	-	(274)	22	108,155

Depreciation and amortization:
- of tangible fixed assets	29,626	5,677	(12)	23	35,291
- of intangible fixed assets	19,603	(5,677)	(2,034)	24	11,892
	49,229	-	(2,046)		47,183

Other operating costs:
- external services	323,572	7,426	-	20	330,998
- leases and rentals	42,949	-	(2,133)	25	40,816
- write-downs of fixed assets	6,245	-	(260)	26	5,985
- write-downs of doubtful accounts	9,985	-	-		9,985
- provisions for contingencies	3,389	-	-		3,389
- other operating costs	25,763	-	4,720	27	30,483
	411,903	7,426	2,327		421,656

Earnings before interest and taxes (EBIT)	101,583	-	347		101,930

Income of associated companies	(9)	-	-		(9)

Financial income	11,576	-	(51)	28	11,525

(Financial expenses)	(25,197)	-	3,053	29	(22,144)

Foreign currency hedging
gains/(losses)	1,116	-	973	30	2,089

Income before taxes	89,069	-	4,322		93,391

Income taxes	23,072	-	1,633	31	24,705

Net income/(loss) for the period
attributable to the Parent Company and minority interests	65,997	-	2,689		68,686

Net income/(loss) attributable to:
- Shareholders of the Parent Company	66,630	-	2,689		69,319
- minority Shareholders	(633)	-	-		(633)

Consolidated statement of income using the nature of expense method full year 2004	Italian accounting
	principles	IFRS	IFRS		IFRS
(thousands of euro)	reclassified	reclassifications	adjustments	Notes	principles
Revenues	1,686,351	17,773		20	1,704,124

Other operating income and revenues	90,644	-	586	21	91,230

Change in finished products inventories
and work in progress	22,811	-	-		22,811

Purchases of raw materials and consumables	452,573	-	-		452,573

Payroll and related costs	213,654	-	348	22	214,002

Depreciation and amortization:
- of tangible fixed assets	58,671	9,347	(23)	23	67,995
- of intangible fixed assets	40,894	(9,347)	(4,215)	24	27,332
	99,565	-	(4,238)		95,327

Other operating costs:
- external services	620,578	17,773	-	20	638,351
- leases and rentals	89,728	-	(3,308)	25	86,420
- write-downs of fixed assets	13,332	-	35,784	26	49,116
- write-downs of doubtful accounts	39,240	-	-		39,240
- provisions for contingencies	6,897	-	-		6,897
- other operating costs	73,625	-	4,780	27	78,405
	843,400	17,773	37,256		898,429

Earnings before interest and taxes (EBIT)	190,614	-	(32,780)		157,834

Income of associated companies	161	-	-		161

Financial income	22,043	-	(59)	28	21,984

(Financial expenses)	(48,647)	-	4,706	29	(43,941)

Foreign currency hedging
gains/(losses)	165	-	(196)	30	(31)

Income before taxes	164,336	-	(28,329)		136,007

Income taxes	41,754	-	(14,091)	31	27,663

Net income/(loss) for the period
attributable to the Parent Company and minority interests	122,582	-	(14,238)		108,344

Net income/(loss) attributable to:
- Shareholders of the Parent Company	123,074	-	(14,279)		108,795
- minority Shareholders	(492)	-	41		(451)

Consolidated balance sheet - Assets as of December 31, 2004	Italian accounting
	principles -	IFRS	IFRS		IFRS
(thousands of euro)	new scheme	reclassifications	adjustments	Notes	principles
Non-current assets

Tangible fixed assets
Land and buildings	590,184	(7,303)	(2,895)	1	579,986
Plant, machinery and equipment	80,381	-	(723)	2	79,658
Office furniture, furnishings and electronic equipment	45,180	-	(6,267)	3	38,913
Vehicles and aircraft	10,583	-	-		10,583
Assets under construction
and advance payments	3,724	-	-		3,724
Assets acquired through finance leases	11,743	-	-		11,743
Leasehold improvements	-	72,289	(24,131)	4	48,158
	741,795	64,986	(34,016)		772,765

Intangible fixed assets
Goodwill and other intangible fixed assets
of undefined useful life	90,285	(85,660)	721	5	5,346
Intangible fixed assets of defined duration	119,148	20,183	(8,058)	6	131,273
	209,433	(65,477)	(7,337)		136,619

Other non-current assets
Equity investments	5,117	-	-		5,117
Securities held as fixed assets	223	-	-		223
Guarantee deposits	16,715	-	-		16,715
Medium/long-term financial receivables	28,274	-	-		28,274
Other non-current receivables	44,435	-	-		44,435
Deferred tax assets	182,765	-	18,503	8	201,268
	277,529	-	18,503		296,032
Total non-current assets	1,228,757	(491)	(22,850)		1,205,416

Current assets
Inventories	255,436	-	-		255,436
Trade receivables	657,440	-	144	9	657,584
Tax receivables	39,451	-	-		39,451
Other receivables, prepaid expenses and accrued income	40,478	(4,838)	-	10	35,640
Financial receivables	16,024	4,838	666	11	21,528
Financial assets available for sale	117,878	-	294	12	118,172
Cash and banks	260,196	-	-		260,196
Total current assets	1,386,903	-	1,104		1,388,007

Assets due to be sold	7,840	-	-		7,840
TOTAL ASSETS	2,623,500	(491)	(21,746)		2,601,263

Consolidated balance sheet - Shareholders' equity and liabilities as of December 31, 2004	Italian accounting
	principles	IFRS	IFRS		IFRS
(thousands of euro)	new scheme	reclassifications	adjustments	Notes	principles
Shareholders' equity

	Shareholders' equity attributable to the Parent Company
Share Capital	236,026	-	-		236,026
Additional paid-in capital	56,574	-	-		56,574
Fair value reserve	-	-	188		188
Hedging reserve	-	-	926		926
Other reserves and retained earnings	814,645	-	(11,145)		803,500
Net income/(loss) for the year	123,074	-	(14,279)		108,795
	1,230,319	-	(24,310)		1,206,009

Minority interests	6,840	-	41		6,881
Total Shareholders' equity	1,237,159	-	(24,269)		1,212,890

Liabilities

Non-current liabilities
Bonds					-
Medium/long-term loans	503,863	(369)	-	13	503,494
Other medium/long-term liabilities	38,659	-	-		38,659
Lease financing	17,748	-	-		17,748
Reserve for employee termination indemnities	51,518	-	(4,211)	14	47,307
Other reserves and
medium/long-term liabilities	50,990	-	-		50,990
	662,778	(369)	(4,211)		658,198

Current liabilities
Trade payables	284,137	-	(146)	16	283,991
Other payables, accrued expenses and deferred income	93,296	(10,280)	1,098	17	84,114
Reserve for income taxes	14,112	-	-		14,112
Current portion
of lease financing	6,007	-	-		6,007
Current portion
of medium/long-term loans	1,102	-	-		1,102
Current portion of bonds	300,000	(122)	-	18	299,878
Financial payables	4,985	10,283	5,779	19	21,047
Due to banks	19,924	-	-		19,924
	723,563	(119)	6,731		730,175
Total liabilities	1,386,341	(488)	2,520		1,388,373
TOTAL SHAREHOLDERS' EQUITY AND LIABILITIES	2,623,500	(488)	(21,749)		2,601,263

There now follow comments on the main reclassifications and adjustments made, due to application of IFRS, to items in the balance sheets as of January 1, 2004, June 30, 2004 and December 31, 2004 and of statements of income for the first half of 2004 and full year 2004.

Balance sheet - Assets

1. Land and buildings:

- the adjustments comprise the reversal of monetary revaluations, made in previous years in conformity with the law, which are no longer permitted by IAS 16. The item also shows a reclassification of leasehold improvements.

2. Plant, machinery and equipment:

- this item includes all the adjustments made following impairment tests performed on stores on the basis of IAS 36.

3. Office furniture, furnishings and electronic equipment:

- this item includes all the adjustments made following impairment tests performed on stores on the basis of IAS 36.

4. Leasehold improvements:

- as of January 1, 2004 and June 30, 2004: this item has been reclassified from intangible fixed assets of defined duration to tangible fixed assets, in application of IAS 16 and there has also been a reclassification from land and buildings.

- as of December 31, 2004: this item, as described for preceding periods, has been increased due to reclassifications from intangible fixed assets of defined duration to tangible fixed assets on the basis of IAS 16 and from land and buildings; it was also reduced by adjustments following impairment tests made in application of IAS 16.

5. Goodwill and other intangible fixed assets of undefined useful life:

- the Benetton Group has chosen to reclassify the value of lease surrender payments paid for lease of buildings, for use as stores, which were previously classified in goodwill, to intangible fixed assets of defined duration, and to depreciate them on the basis of the residual duration of the contracts to which they refer; "fonds de commerce" are an exception to this and are depreciated over 20 years. Also, following suspension of amortization of the residual goodwill due to the application of IFRS 3 and IAS 38 as of June 30, 2004 and December 31, 2004, a positive adjustment has been made to amortization of 310 thousand euro and 721 thousand euro respectively.

6. Intangible fixed assets of defined duration:

- as of January 1, 2004 and June 30, 2004: changes to this item are attributable to:

  change of classification of leasehold improvements to tangible fixed assets, as described in note 4;

  the reclassification of deferred commercial expenses as described in note 5;

  the reclassification of deferred expenses associated with financial operations reducing medium/long-term loans, as required by IAS 39, which provides for them to be recorded at amortized cost.

Adjustments made to this item were entirely due to the reversal of start-up and expansion costs which, based on IAS 38, are not capitalizable.

- as of December 31, 2004: in addition to the reclassifications and adjustments made at the earlier dates, the item also includes adjustments resulting from impairment tests per IAS 36, mainly relating to deferred commercial expenses (key money).

7. Equity investments and Medium/long-term financial receivables:

- the reclassification of 15,000 thousand euro from equity investments to medium/long-term financial receivables related to shares in Tecnica S.p.A. purchased during the operation to dispose of part of the sports equipment business. This reclassification reflects the substance of the operation (shares to guarantee a financial receivable). In the second half of 2004, the equity investment was sold following early exercise of the call option held by Tecnica S.p.A.

8. Deferred tax assets:

- as of January 1, 2004 and June 30, 2004: the change in this item resulted from the reclassification of deferred tax liabilities; it includes the tax effects of adjustments to various items following application of IFRS, as well as the effect of applying IAS 12 to determine the tax rate for the "profit in stock" calculation.

- as of December 31, 2004: the item includes the same type of adjustments made at the earlier dates as well as a positive adjustment of 7,146 thousand euro resulting from recording of the future benefit of prior year tax losses which the Group believes to be recoverable; this complies with IAS 12 (probability of recovery requirement).

9. Trade receivables:

- this item includes the effects of the change due to application of IAS 39 to exchange risk hedges relative to the amount attributable to trade receivables.

10. Other receivables, prepaid expenses and accrued income:

- changes in this item are attributable to reclassification of amounts previously included as accruals and deferrals in financial receivables.

11. Financial receivables:

- changes in this item are attributable to reclassification of amounts previously included as accruals and deferrals in financial receivables as indicated in point 10; this item has also been adjusted following application of IAS 39 to currency hedge transactions.

12. Financial assets available for sale:

- this item has been adjusted for the effect of valuation of securities available for sale at fair value as required by IAS 39.

Balance sheet - Shareholders' equity

Changes and adjustments made to items in Shareholders' equity have been amply described in previous tables.

Balance sheet - Liabilities

13. Bonds and Medium/long-term loans:

- changes in these items relate to the reclassification, as required by IAS 39, of deferred expenses of financial operations, previously classified to intangible fixed assets.

14. Reserve for employee termination indemnities (TFR):

- Changes in this item are attributable to the actuarial valuation of TFR resulting from the application of IAS 19.

15. Other reserves and medium/long-term liabilities:

- this item was adjusted due to the change in timing, from 2003 to 2004, of the costs of terminating some rental contracts early, as required by IAS 37.

16. Trade payables:

- this item includes the effects of the change due to the application of IAS 39 to exchange risk hedges relative to the amount attributable to trade payables.

17. Other payables, accrued expenses and deferred income:

- this item includes the effect of the change due to reclassification of accrued expenses and deferred income of a financial nature to financial payables; the adjustments relate to the application of IAS 17 to put lease installments on a straight-line basis over the duration of the contract.

18. Current portion of bonds:

- changes in this item relate, as required by IAS 39, to reclassification of deferred expenses of medium/long-term loans, previously recorded in intangible fixed assets.

19. Financial payables:

- this item includes the effects of the change due to the reclassification of accrued expenses and deferred income as per note 17; the adjustments result from the valuation of hedging contracts at fair value as required by IAS 39.

Statement of income adjustments

20. Revenues, other operating costs for services:

- this item has been modified due to the application of IAS 18 which establishes recognition of revenues as occurring at the moment of transfer of the risks and rewards associated with ownership of the goods; in particular, revenues from sales in Korea are treated as retail sales.

21. Other operating income and revenues:

- this item has mainly been adjusted positively in respect of gains on sale of capitalized assets which were subject to reversal of monetary revaluations, as required by IAS 16. The most significant effects related to Spanish companies of the Group.

22. Payroll and related costs:

- changes in this item relate to the treatment of stock options according to IFRS 2 and adjustment of TFR (employee termination indemnities reserve) to present value in accordance with IAS 19.

23. Depreciation of tangible fixed assets:

- this item has mainly been changed by the reclassification of depreciation of leasehold improvements from intangible to tangible fixed assets.

24. Amortization of intangible fixed assets:

- changes in this item are attributable to the reclassifications in the previous point 23; the adjustments, on the other hand, were due to reversal of amortization for the year of start-up and expansion expenses, which, based on IAS 38, are not capitalizable.

25. Other operating costs for leases and rentals:

- changes in this item are wholly attributable to the application of IAS 17, which requires lease installments to be applied on a straight-line basis over the duration of the contract; the positive effect is due to the release of costs accrued in the transitional financial statements for lease contracts with increasing installments but then terminated early during 2004.

26. Write-downs of fixed assets:

- this item is mainly affected by write-downs resulting from impairment tests on capitalized assets as required by IAS 36. These write-downs mainly relate to furniture and furnishings, leasehold improvements and deferred commercial expenses (key money).

27. Other operating costs:

- as of June 30, 2004: the adjustments relate to the change in timing (from 2003 to the first half of 2004) of costs for early termination of some lease contracts payable, as required by IAS 37;

- as of December 31, 2004: the adjustments are attributable, in addition to the above, to the recognition of start-up and expansion expenses as chargeable in the period.

28. Financial income:

- the adjustments relate to the application of IAS 39 as regards the valuation of securities at fair value.

29. Financial expenses:

- the adjustments relate to the application of IAS 39 to the valuation at fair value of interest rate hedges for securities and derivative instruments.

30. Foreign currency hedging gains/(losses) and exchange rate differences:

- adjustments relate to the application of IAS 39 to the valuation of derivatives to hedge exchange rate risks.

31. Income taxes:

- this item has been modified by the effect of deferred tax income and expenses on all impacts arising from application of IFRS, as well as by the effect of application of IAS 12 which impacts directly on the subject item. In particular:

  deferred tax income on intercompany income, calculated so that the tax effect is the same as if realized at the moment when the relative asset or liability is eliminated;

  recognition of the future benefit of prior losses of Bentec S.p.A.

Main changes to the statement of cash flow

The statement of cash flow prepared by the Group up to the financial statements for the year to December 31, 2004 had the objective of showing the net financial deficit and surplus of the Group resulting from the change in the net financial position at the end of the year, while the statement of cash flow per IAS 7 aims to show the capacity of the Group to generate "cash and equivalent liquid funds". According to this principle, other equivalent liquid funds represent short-term financial investments and other highly liquid funds which are readily convertible to cash and which are subject to an insignificant risk of changes in value. Therefore, a financial investment is normally classified as equivalent liquid funds if it is short-dated, defined as within three months or less from the date of purchase.

Current account overdrafts, normally, form part of financing assets, except where they are repayable at sight and are an integral part of the management of cash and equivalent liquid funds of a company, in which case they are classified as reducing equivalent liquid funds.

According to IAS 7, the statement of cash flow must indicate separately cash flows deriving from operating, investing and financing activities:

- cash flow from operating activities: cash flows from operating activities are mainly associated with revenue-producing activities and are shown by the Group using the indirect method; under this method, income for the period is adjusted for non-cash items, or items which did not generate liquidity (non-monetary operations);

- cash flow from investing activities: investing activity is shown separately because, among other things, it is indicative of acquisitions/disposals made with the objective of generating future revenues and positive cash flows;

- cash flow from financing activities: financing activities are activities that result in changes in the size and composition of contributed equity and borrowings obtained.

The attachment shows the statement of cash flow for full year 2004 prepared in accordance with IFRS.
Consolidated statement of cash flow	1st half		Full year
(thousands of euro)	2004		2004
Operating activities

Net income for the period attributable to the Parent Company and minority interests	68,686		108,344
Provision for income taxes	24,705		27,663
Income before taxes	93,391		136,007

Adjustments for:
- depreciation and amortization	47,183		95,327
- (gains)/losses on disposal of assets	5,186		36,325
- accruals net of use in the statement of income	23,595		80,686
- exchange movements reserve accrual, net of use	-		(51)
- use of reserves	(20,923)		(28,931)
- gains and losses from exchange differences	(2,080)		81
- (income)/losses of associated companies	-		(33)
- net financial (income)/expenses	10,618		21,829
Cash flow from operating activities before changes
in working capital	156,970		341,240

Cash flow from changes in working capital	(59,729)		(5,057)

Payment of taxes	(109,418)	(A)	(160,141)	(A)
Interest paid	(22,048)		(51,596)
Interest received	12,062		23,825
Exchange gains and losses	2,089		114
Cash flow provided/(used) by operating activities	(20,074)		148,385

Investing activities

Cash flow from operating investments/disposals	(20,982)		(61,511)
Net cash flow from equity investments	(15,023)		(6,440)
Cash flow from financial fixed assets	25,637		(64,944)
Cash flow provided/(used) by investing activities	(10,368)		(132,895)

Financing activities

Change in Shareholders' equity	-		1,960
Net change in other sources of finance	(11,644)		(12,164)
Payment of dividends	(69,411)		(69,414)
Cash flow provided/(used) by financing activities	(81,055)		(79,618)

(Increase)/Decrease in liquid funds and equivalent resources	(111,497)		(64,128)

Liquid funds and equivalent resources at the start of the period	324,835		324,835
Liquid funds in companies purchased	-		-
Translation differences and other movements	-		(511)
Liquid funds and equivalent resources at the end of the period	213,338		260,196

(A) Includes payments of substitute tax of 98 million euro and 124.5 million euro.

Auditors' report on the IFRS reconciliation schedules illustrating the impact of the transition to International Financial Reporting Standards (IFRS)

To the Board of Directors of Benetton Group S.p.A.

1. We have audited the accompanying Reconciliation Schedules of the consolidated balance sheets at 1 January 2004 and at 31 December 2004 and of the consolidated income statement for the year ended 31 December 2004 (hereinafter the "IFRS Reconciliation Schedules") of Benetton Group S.p.A. and related explanatory notes, as presented in the section "Transizione IFRS" included in the interim consolidated financial reporting for the six-month period ended 30 June 2005.

The aforementioned IFRS Reconciliation Schedules derive from the consolidated financial statements of Benetton Group S.p.A. as of 31 December 2004 prepared in compliance with the laws governing the criteria for the preparation of financial statements, which we audited and on which we issued our report on 8 April 2005. The IFRS Reconciliation Schedules have been prepared in connection with the process of transition to the International Financial Reporting Standards (IFRS) endorsed by the European Commission. The IFRS Reconciliation Schedules are the responsibility of the Directors of Benetton Group S.p.A. Our responsibility is to express an opinion on the IFRS Reconciliation Schedules based on our audit.

2. We conducted our audit in accordance with auditing standards generally accepted in Italy. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the IFRS Reconciliation Schedules are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the IFRS Reconciliation Schedules. An audit also includes assessing the accounting principles used and the estimates made by the Directors. We believe that our audit provides a reasonable basis for our opinion.

3. In our opinion, the IFRS Reconciliation Schedules, identified in paragraph 1 of this report, have been prepared in compliance with the criteria and standards established by Article 81 of Regulation for Issuers No 11971/1999 adopted by CONSOB with its Resolution No 14990 dated 14 April 2005.

4. We draw to your attention that the IFRS Reconciliation Schedules, having been prepared for sole purpose of the transition project for the preparation of the interim consolidated financial reporting at 30 June 2005 and of the consolidated financial statements at 31 December 2005 prepared in accordance with the IFRS endorsed by the European Commission, do not include the comparative financial information and explanatory notes that would be required in order to present fairly the consolidated financial position and the consolidated result of operations of Benetton Group S.p.A. in compliance with IFRS. Furthermore, we point out that the data reported in the IFRS Reconciliation Schedules could be subject to adjustment should the European Commission alter its stance with respect to approval of IFRS or should the IASB or IFRIC issue new pronouncements.

Treviso, 22 September 2005

PricewaterhouseCoopers S.p.A.

Signed by

Roberto Adami

(Partner)

"This report has been translated into the English language solely for the convenience of international readers. The original report was issued in accordance with Italian legislation."

Supplementary schedules

The following schedules contain information which is additional to that shown in the explanatory notes to the consolidated financial statements, of which they form an integral part.

The information contained in the following schedules comprises:

- Consolidated statement of income (using the function of expenses);

- Companies and groups included in the consolidation at June 30, 2005.
Consolidated statement of income (using the function of expenses)	1st half	1st half	Full year
(thousands of euro)	2005	2004	2004
Revenues	841,716	860,205	1,704,124

Cost of sales
Materials	227,684	225,754	438,992
Payroll and related costs	41,795	46,407	86,802
Subcontracted work	172,861	175,318	340,217
Industrial depreciation and amortization	10,413	11,273	21,118
Other manufacturing costs	20,639	21,157	42,046
	473,392	479,909	929,175

Gross operating income	368,324	380,296	774,949

Distribution and transport	25,846	22,009	47,760
Sales commissions	34,256	38,691	73,582

Contribution margin	308,222	319,596	653,607

Selling, general and administrative expenses
Payroll and related costs	65,904	60,973	125,700
Advertising and promotion	26,999	28,026	53,710
Depreciation and amortization	32,761	35,910	74,209
Other income and costs	88,028	92,757	242,154
	213,692	217,666	495,773

Earnings before interest and taxes (EBIT)	94,530	101,930	157,834

Profit of associated companies before net financial expenses and taxes	94,557	101,921	157,995

Financial income/(expenses)	(9,993)	(10,619)	(21,957)
Foreign currency hedging gains/(losses)
and exchange differences	(908)	2,089	(31)

Income before taxes	83,656	93,391	136,007

Income taxes	21,266	24,705	27,663

Net income for the period
attributable to the Parent Company and minority interests	62,390	68,686	108,344

Net income/(loss) attributable to:
- Shareholders of the Parent Company	62,532	69,319	108,795
- minority interests	(142)	(633)	(451)

Earnings per share (euro)	0.34	0.38	0.60

Companies and groups included in the consolidation as of June 30, 2005			Share	Group
Name of the company	Location	Currency	Capital	interest
Companies and groups consolidated on a line-by-line basis:

Parent Company
Benetton Group S.p.A.	Ponzano Veneto (Treviso)	Eur	236,026,454.30

Italian subsidiaries
Benetton Retail Italia S.r.l.	Ponzano Veneto (Treviso)	Eur	5,100,000	100,000%
Olimpias S.p.A.	Ponzano Veneto (Treviso)	Eur	47,988,000	100,000%
_ Benair S.p.A.	Ponzano Veneto (Treviso)	Eur	1,548,000	100,000%
Benind S.p.A.	Ponzano Veneto (Treviso)	Eur	26,000,000	100,000%
Fabrica S.p.A.	Ponzano Veneto (Treviso)	Eur	4,128,000	100,000%
_ Colors Magazine S.r.l.	Ponzano Veneto (Treviso)	Eur	1,549,370.69	100,000%
Bencom S.r.l.	Ponzano Veneto (Treviso)	Eur	150,000,000	100,000%
Società Investimenti
e Gestioni Immobiliari (S.I.G.I.) S.r.l.	Ponzano Veneto (Treviso)	Eur	36,150,000	100.000%
_ Buenos Aires 2000 S.r.l.	Ponzano Veneto (Treviso)	Eur	10,516,456	100.000%
Bentec S.p.A.	Ponzano Veneto (Treviso)	Eur	12,900,000	100.000%

Foreign subsidiaries
Benetton Deutschland GmbH	Munich	Eur	2,812,200	100.000%
Benetton Australia Pty. Ltd.	Sydney	Aud	500,000	100.000%
Benetton USA Corp.	Wilmington	Usd	84,654,000	100.000%
Benetton Holding International N.V. S.A.	Amsterdam	Eur	92,759,000	100.000%
_ Benetton International S.A.	Luxembourg	Eur	133,538,470	100.000%
_ Benetton Giyim Sanayi ve Ticaret A.S.	Istanbul	Try	7,000,000	50.000%
_ Benetton Retail Deutschland GmbH	Munich	Eur	2,000,000	100.000%
_ New Ben GmbH	Frankfurt	Eur	5,000,000	51.000%
_ Benetton Retail Ungheria Kft.	Nagykallo	Huf	50,000,000	100.000%
_ Benetton Retail (1988) Ltd.	London	Gbp	56,800,000	100.000%
_ Benetton Retail Spain S.L.	Barcelona	Eur	10,180,300	100.000%
_ Benetton 2 Retail Comércio
de Produtos Têxteis S.A.	Maia	Eur	500,000	100.000%
_ United Colors Communication S.A.	Lugano	Chf	1,000,000	100.000%
_ Benetton Austria GmbH (1)	Salzburg	Eur	3,270,277.54	100.000%
_ Benetton Ungheria Kft.	Nagykallo	Eur	89,190	100.000%
_ Benetton Manufacturing Holding N.V.	Amsterdam	Eur	225,000	100.000%
_ Benetton Istria D.O.O.	Rijeka	Hrk	4,075,000	100.000%
_ Benetton Textil - Confeccao de Texteis S.A.	Maia	Eur	100,000	100.000%
_ Benetton Manufacturing Tunisia S.à r.l.	Sahline	Tnd	350,000	100.000%
_ Benetton Croatia d.o.o.	Osijek	Hrk	2,000,000	100.000%
_ Benetton Tunisia S.à r.l.	Sahline	Tnd	303,900	100.000%
_ Benetton Trading S.à r.l. (1)	Sahline	Tnd	20,000	100.000%
_ Benetton India Ltd.	New Delhi	Inr	334,241,000	100.000%
_ Benetton Trading USA Inc.	Lawrenceville	Usd	379,148,000	100.000%
_ United Colors of Benetton do Brasil Ltda. (2)	Curitiba	Brl	78,634,578	100.000%
_ Benetton Japan Co. Ltd.	Tokyo	Jpy	400,000,000	100.000%
_ Benetton Retailing Japan Co. Ltd.	Tokyo	Jpy	160,000,000	100.000%
_ Benetton Korea Inc.	Seoul	Krw	2,500,000,000	50.000%

			Share	Group
Name of the company	Location	Currency	capital	interest
_ Benetton Asia Pacific Ltd.	Hong Kong	Hkd	41,400,000	100.000%
_ Lairb Property Ltd.	Dublin	Eur	260,000	100.000%
_ Benetton Società di Servizi S.A.	Lugano	Chf	80,000,000	100.000%
Benetton International Property N.V. S.A.	Amsterdam	Eur	17,608,000	100.000%
_ Benetton Real Estate International S.A.	Luxembourg	Eur	116,600,000	100.000%
_ Benetton Real Estate Belgique S.A.	Brussels	Eur	14,500,000	100.000%
_ Benetton Real Estate Austria GmbH	Vienna	Eur	2,500,000	100.000%
_ Benetton Trading S.à r.l.	Paris	Eur	99,495,711.60	100.000%
_ Benetton Realty France S.A.	Paris	Eur	94,900,125	100.000%
_ Benetton France Commercial S.A.S.	Paris	Eur	10,000,000	100.000%
_ Benetton Realty Russia O.O.O.	Moscow	Rur	64,600,000	100.000%
_ Benetton Realty Portugal Imobiliaria S.A.	Maia	Eur	100,000	100.000%
_ Benetton Realty Spain S.L.	Barcelona	Eur	15,270,450	100.000%
_ Benetton Real Estate Spain S.L.	Barcelona	Eur	150,250	100.000%

Investments in subsidiary companies carried at equity:
_ Benetton Slovakia s.r.o. (1)	Dolny Kubin	Svk	135,000,000	100.000%
_ Benetton Argentina S.A. (2)	Buenos Aires	Arp	500,000	100.000%

Investments in subsidiary and associated companies carried at cost:
_ Shanghai Benetton Trading Company Ltd.	Shanghai	Usd	300,000	85.000%
_ Consorzio Generazione
Forme - Co.Ge.F.	S. Mauro Torinese (Turin)	Eur	15,492	33.333%

(1) In liquidation.
(2) Non-operative.

Corporate information	Headquarters
Benetton Group S.p.A.
Villa Minelli
31050 Ponzano Veneto (Treviso) - Italy
tel +39 0422 519111

Legal data
Share Capital: Euro 236,026,454.30 fully paid
R.E.A. (register of Commerce) no. 84146
Tax ID/Treviso Company register no. 00193320264

Media & communications department
e-mail: press@benetton.it
tel +39 0422 519036
fax +39 0422 519930

Investor relations
e-mail: investor@benetton.it
tel +39 0422 519412
fax +39 0422 519740
TV Conference +39 0422 510623/24/25
www.benettongroup.com